Filed Pursuant to Rule 424(b)(5)
Registration No. 333-237356

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to the securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated April 29, 2020

Preliminary Prospectus Supplement

(To Prospectus dated March 24, 2020)

$

% Fixed-to-Floating Rate Subordinated Notes due 2030

We are offering $             aggregate principal amount of our            % Fixed-to-Floating Rate Subordinated Notes due 2030 (which we refer to as the “Notes”). The Notes will mature on            , 2030. From and including the date of original issuance to, but excluding            , 2025 or the date of earlier redemption, the Notes will bear interest at a rate of            % per annum, payable semi-annually in arrears on            and             of each year, commencing on            , 2020. From and including            , 2025, to, but excluding,            , 2030 or the date of earlier redemption, the Notes will bear interest at a floating rate per annum equal to a benchmark rate (which is expected to be Three-Month Term SOFR (as defined herein)) plus a spread of            basis points, payable quarterly in arrears on             ,             ,             and             of each year, commencing on            , 2025. Notwithstanding the foregoing, if the benchmark rate is less than zero, the benchmark rate shall be deemed to be zero.

We may, at our option, redeem the Notes (i) in whole or in part beginning with the interest payment date of            , 2025, and on any interest payment date thereafter or (ii) in whole but not in part upon the occurrence of a “Tax Event,” a “Tier 2 Capital Event” or OceanFirst Financial Corp. becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). The redemption price for any redemption is 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. Any redemption of the Notes will be subject to the receipt of the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent then required under applicable laws or regulations, including capital regulations.

The Notes will be general unsecured, subordinated obligations of OceanFirst Financial Corp. and will rank junior to all of our existing and future senior indebtedness, including all of our general creditors. In addition, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our bank subsidiary, OceanFirst Bank, N.A. The Notes will be obligations of OceanFirst Financial Corp. only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

Per Note	Total
Public offering price(1)%	$
Underwriting discounts and commissions(2)%	$
Proceeds to us, before expenses %	$

(1)	Plus accrued interest, if any, from the original issue date.
(2)	See “Underwriting” for details regarding compensation to be received by the underwriter in connection with this offering.

The underwriter expects to deliver the Notes in book-entry only form on or about            , 2020. See “Underwriting.”

Investing in the Notes involves risk. You should refer to “Risk Factors” beginning on page S-27 of this prospectus supplement, on page 7 of the accompanying prospectus and beginning on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2019.

The Notes are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”), or any other government agency. Neither the Securities and Exchange Commission (the “SEC”), any state securities commission, the FDIC, the Federal Reserve nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April             , 2020

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “OceanFirst,” “the Company,” “we,” “our,” “ours,” and “us” or similar references mean OceanFirst Financial Corp. References to “OceanFirst Bank” or the “Bank” mean OceanFirst Bank N.A., which is our wholly-owned bank subsidiary.

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, the Notes and certain other matters relating to us and our financial condition, and it adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, dated March 24, 2020, which provides more general information about the securities that we and any selling stockholders may offer from time to time, some of which may not apply to this offering. The accompanying prospectus is part of a shelf registration statement on Form S-3 (File No. 333-237356) that we filed with the SEC. Under the shelf registration process, from time to time, we may offer and sell debt securities, including the Notes offered hereby, other debt securities, common stock, preferred stock, depositary shares, warrants or units, or any combination thereof, in one or more offerings. You should read carefully both this prospectus supplement and the accompanying prospectus in their entirety, together with additional information described under the heading “Where You Can Find More Information,” before investing in the Notes. Generally, when we refer to the “prospectus,” we are referring to both parts of this document combined.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement. If the information conflicts with any statement in a document that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, then you should consider only the statement in the more recent document. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference into those documents is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not authorized anyone to provide any information other than that contained or incorporated by reference into this prospectus supplement or the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement may be used only for the purpose for which it has been prepared.

Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriter, to subscribe for or purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Information that we file with the SEC can also be found on our website, www.oceanfirst.com, at the “Investor Relations” link under the “SEC Filings” tab. The information contained on the website is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference into this prospectus supplement and the accompanying prospectus is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement, the accompanying prospectus, any subsequently filed document deemed incorporated by reference herein or therein or any free writing prospectus prepared by or on behalf of us. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including information furnished pursuant to Items 2.02 and 7.01 of Form 8-K).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 22, 2020;

•	our Current Reports on Forms 8-K, filed with the SEC on January 2, 2020, January 29, 2020, March 18, 2020, March 31, 2020 and April 24, 2020 and Form 8-K/A, filed with the SEC on January 2, 2020; and

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 8, 1996, and any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

If requested, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

Attention: Investor Relations

S-iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and any documents that we incorporate by reference herein or therein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.

Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements are generally identified by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “will”, “should”, “may”, “view”, “opportunity”, “potential”, or similar expressions or expressions of confidence. The Company’s ability to predict results or the actual effect of plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, the following: changes in interest rates; general economic conditions, public health crises (such as governmental, social and economic effects of the novel coronavirus (“COVID-19”)), increased defaults as a result of economic disruptions caused by COVID-19, the impact of governmental orders issued in response to COVID-19, levels of unemployment in the Bank’s lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area, accounting principles and guidelines, the Bank’s ability to successfully integrate acquired operations and the other risks described in this prospectus supplement, the accompanying prospectus and our reports and other documents filed with the SEC. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. Furthermore, many of these risks and uncertainties are currently amplified by and may continue to be amplified by or may, in the future, be amplified by, the recent outbreak of the COVID-19 pandemic and the impact of varying governmental responses that affect our customers and the economies where they operate. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of the accompanying prospectus or documents incorporated by reference herein or therein, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all of the information that is important to you in making your investment decision. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the documents incorporated by reference herein and therein, before deciding whether to invest in the Notes. You should pay special attention to the information contained under the captions entitled “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and subsequent filings with the SEC to determine whether an investment in the Notes is appropriate for you.

OceanFirst Financial Corp.

OceanFirst Financial Corp. is incorporated under Delaware law and serves as the holding company for the Bank. At December 31, 2019, the Company had consolidated total assets of $8.2 billion and total stockholders’ equity of $1.2 billion. The Company is subject to regulation by the Federal Reserve and the SEC. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency (“OCC”) and the FDIC. Currently, the Company does not transact any material business other than through its subsidiary, the Bank.

The Company has been the holding company for the Bank since it acquired the stock of the Bank upon the Bank’s conversion from a Federally-chartered mutual savings bank to a Federally-chartered capital stock savings bank in 1996 (the “Conversion”). Effective January 31, 2018, the Bank converted to a national bank charter and the Company became a bank holding company. The conversions on January 31, 2018 did not change the entities which regulate and supervise the Bank and Company. The Bank’s principal business has been, and continues to be, attracting retail and commercial deposits and investing those deposits primarily in loans, consisting of commercial real estate and other commercial loans which have become a key focus of the Bank and single-family, owner-occupied residential mortgage loans. The Bank also invests in other types of loans, including residential construction and consumer loans. In addition, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof, corporate securities and other investments permitted by applicable law and regulations. The Bank’s revenues are derived principally from interest on its loans, and to a lesser extent, interest on its investment and mortgage-backed securities. The Bank also receives income from bankcard services, trust and asset management, deposit account services, Bank Owned Life Insurance, derivative fee income and other fees. The Bank’s primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, investment maturities, Federal Home Loan Bank advances and other borrowings.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “OCFC.” Our principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and our telephone number is (732) 240-4500. We maintain a website at www.oceanfirst.com. The foregoing Internet website is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Recent Acquisitions

On January 1, 2020, we completed the acquisition (the “Country Bank Acquisition”) of Country Bank Holding Company, Inc. (“Country Bank”). Based on the $25.54 per share closing price of our common stock on December 31, 2019, the total transaction value was $112.8 million. The acquisition added $792.9 million to assets, $618.7 million to loans, and $652.7 million to deposits. Country Bank’s results of operations are not included in any of the periods of financial statements included or incorporated by reference herein.

On January 1, 2020, we completed the acquisition (together with the Country Bank Acquisition, the “2020 Acquisitions”) of Two River Bancorp (“Two River”). Based on the $25.54 per share closing price of our common stock on December 31, 2019, the total transaction value was $197.1 million. The acquisition added $1.1 billion to assets, $940.8 million to loans, and $941.8 million to deposits. Two River’s results of operations are not included in any of the periods of financial statements included or incorporated by reference herein.

On January 31, 2019, we completed the acquisition of Capital Bank of New Jersey (“Capital Bank”) which added $494.7 million to assets, $307.8 million to loans, and $449.0 million to deposits. Capital Bank’s results of operations are included in the consolidated results of the Company for the period from February 1, 2019 to December 31, 2019.

On January 31, 2018, we completed the acquisition of Sun Bancorp, Inc. (“Sun”) which added $2.0 billion to assets, $1.5 billion to loans, and $1.6 billion to deposits. Sun’s results of operations are included in the consolidated results of the Company for the period from February 1, 2018 to December 31, 2018.

These transactions have enhanced the Bank’s position as the premier community banking franchise in central and southern New Jersey and have provided the Company with the opportunity to grow business lines, expand geographic footprint and improve financial performance. We will continue to evaluate potential acquisition opportunities for those that are expected to create stockholder value.

Results For Quarter Ended March 31, 2020

On April 23, 2020, we announced our financial results for the quarter ended March 31, 2020. We announced that net income was $16.5 million, or $0.27 per diluted share, for the quarter ended March 31, 2020, as compared to $21.2 million, or $0.42 per diluted share, for the corresponding prior year period.

The results of operations for the quarter ended March 31, 2020 include merger related expenses, branch consolidation expenses, and the Two River and Country Bank opening credit loss expense under the Current Expected Credit Loss (“CECL”) model, which decreased net income, net of tax benefit, by $10.4 million. Excluding these items, core earnings for the quarter ended March 31, 2020 was $27.0 million, or $0.45 per diluted share (please refer to the Non-GAAP Reconciliation table below for details on the earnings impact of merger related, branch consolidation, and the Two River and Country Bank opening credit loss expenses). The first quarter results were also impacted by the COVID-19 outbreak, through both higher credit loss expense and increased operating expense.

Highlights for the quarter are described below:

•	Strong organic loan originations of $426.2 million provided total loan growth of $158.4 million (excluding acquired loans) with a record pipeline of $525.3 million at March 31, 2020.

•

On January 1, 2020, we completed our acquisitions of Two River and Country Bank. Two River added $1.2 billion to assets, $940.8 million to loans, $85.2 million to goodwill, and $941.8 million to deposits. Country Bank added $832.8 million to assets, $618.7 million to loans, $39.9 million to goodwill, and $652.7 million to deposits.

•

We anticipate full integration of operations and the elimination of eight duplicate branches in Two River’s market area in May 2020, resulting in cost savings in future periods. The Bank expects to consolidate an additional five branches, also in May, independent of the acquisitions, bringing the total number of branches consolidated to 53 over the past four years.

•	We adopted Accounting Standards Update 2016-13, “Measurement of Credit Losses on Financial Instruments,” which increased credit loss expense by $9.6 million from the prior linked quarter.

•	Our first quarter results were adversely impacted by the COVID-19 outbreak, including an estimated increase in credit loss expense of $7.2 million and an increase in operating expense of $1.0 million.

We also announced that our Board of Directors declared its ninety-third consecutive quarterly cash dividend on common stock. The dividend, related to the three months ended March 31, 2020, of $0.17 per share will be paid on May 15, 2020 to stockholders of record on May 4, 2020.

Results of Operations

On January 31, 2019, the Company completed its acquisition of Capital Bank and its results of operations are included in the consolidated results for the quarter ended March 31, 2020, but are excluded from the results of operations for the period from January 1, 2019 to January 31, 2019.

On January 1, 2020, the Company completed its acquisitions of Two River and Country Bank and their respective results of operations from January 1, 2020 through March 31, 2020 are included in the consolidated results for the quarter ended March 31, 2020, but are not included in the results of operations for the corresponding prior year period.

Net income for the quarter ended March 31, 2020, was $16.5 million, or $0.27 per diluted share, as compared to $21.2 million, or $0.42 per diluted share, for the corresponding prior year period. Net income for the quarter ended March 31, 2020 included merger related expenses, branch consolidation expenses, and the Two River and Country Bank opening credit loss expense under the CECL model, which decreased net income, net of tax benefit, by $10.4 million. Net income for the quarter ended March 31, 2019 included merger related and branch consolidation expenses, which decreased net income, net of tax benefit, by $4.4 million. Excluding these items, net income for the quarter ended March 31, 2020 increased over the same prior year period, primarily due to the acquisitions of Two River and Country Bank.

Net interest income for the quarter ended March 31, 2020 increased to $79.6 million, as compared to $64.4 million for the same prior year period, reflecting an increase in interest-earning assets. Average interest-earning assets increased by $2.186 billion for the quarter ended March 31, 2020, as compared to the same prior year period. The average for the quarter ended March 31, 2020 was favorably impacted by $1.762 billion of interest-earning assets acquired from Two River and Country Bank. Average loans receivable, net, increased by $2.083 billion for the quarter ended March 31, 2020, as compared to the same prior year period. The increase attributable to the acquisitions of Two River and Country Bank were $1.546 billion. The net interest margin for the quarter ended March 31, 2020 decreased to 3.52% from 3.78%, for the same prior year period. For the quarter ended March 31, 2020, the cost of average interest-bearing liabilities increased to 1.05%, from 0.89% in the corresponding prior year period. The total cost of deposits (including non-interest bearing deposits) was 0.70% for the quarter ended March 31, 2020, as compared to 0.57%, in the same prior year period. Deposit costs increased primarily due to the addition of higher priced deposits as a result of the Two River and Country Bank acquisitions.

Net interest income for the quarter ended March 31, 2020, increased by $16.3 million, as compared to the prior linked quarter, as average interest-earning assets increased by $1.886 billion. The net interest margin increased to 3.52% for the quarter ended March 31, 2020, as compared to 3.48% for the prior linked quarter. The increase was primarily due to a net increase in purchase accounting accretion of eight basis points as a result of the acquisition of Two River and Country Bank. Excluding the impact of purchase accounting and prepayment fees, the core net interest margin expanded by one basis point. The total cost of deposits (including non-interest bearing deposits) was 0.70% for the quarter ended March 31, 2020, as compared to 0.64% for the quarter ended December 31, 2019.

For the quarter ended March 31, 2020, the credit loss expense was $10.0 million, as compared to $620,000 for the corresponding prior year period, and $355,000 in the prior linked quarter. Net loan charge-offs were $1.2 million for the quarter ended March 31, 2020, as compared to $492,000 in the corresponding prior year period, and $139,000 in the prior linked quarter. Quarterly net charge-offs included $949,000 taken on the sale of higher risk residential loans. Non-performing loans totaled $16.3 million at March 31, 2020, as compared to $17.8 million at December 31, 2019 and $20.9 million at March 31, 2019. Credit expense was significantly influenced by actual and expected economic conditions due to the COVID-19 outbreak.

For the quarter ended March 31, 2020, other income increased to $13.7 million, as compared to $9.5 million, for the corresponding prior year period. The increase was partly due to the impact of the Two River and Country Bank acquisitions, which added $558,000 and $162,000, respectively, to other income for the quarter ended March 31, 2020. Excluding the Two River and Country Bank acquisitions, the increase in other income for the quarter ended March 31, 2020 was primarily due to an increase in commercial loan swap fee income of $3.6 million, as compared to the corresponding prior year period.

For the quarter ended March 31, 2020, other income increased by $2.5 million, as compared to the prior linked quarter. The increase was partially due to the impact of the Two River and Country Bank acquisitions and an increase in commercial loan swap fee income of $2.0 million.

Operating expenses increased to $62.8 million for the quarter ended March 31, 2020, as compared to $47.3 million in the same prior year period. Operating expenses for the quarter ended March 31, 2020 included $11.1 million of merger related and branch consolidation expenses, as compared to $5.4 million of merger related and branch consolidation expenses, in the same prior year period. Excluding the impact of merger related and branch consolidation expenses, the change in operating expenses over the prior year were due to the Two River and Country Bank acquisitions, which added $5.3 million and $3.2 million, respectively, for the quarter ended March 31, 2020. The remaining increase in operating expenses was primarily due to expenses relating to the COVID-19 outbreak of $1.0 million.

For the quarter ended March 31, 2020, operating expenses increased by $9.4 million, as compared to the prior linked quarter, excluding merger related and branch consolidation expenses for both periods and non-recurring professional fees of $1.3 million for the quarter ended December 31, 2019. The increase in operating expenses was due to the Two River and Country Bank acquisitions and the expenses relating to the COVID-19 outbreak.

The provision for income taxes was $4.0 million for the quarter ended March 31, 2020, as compared to $4.8 million, for the same prior year period. The effective tax rate was 19.7% for the quarter ended March 31, 2020, as compared to 18.6% for the same prior year period. The higher effective tax rate in the current year period is primarily due to the impact of a New Jersey tax code change.

Financial Condition

Total assets increased by $2.243 billion, to $10.489 billion at March 31, 2020, from $8.246 billion at December 31, 2019, primarily as a result of the acquisitions of Two River and Country Bank, which added $2.031 billion to total assets. Loans receivable, net of allowance for credit losses, increased by $1.706 billion, to $7.914 billion at March 31, 2020, from $6.208 billion at December 31, 2019, due to acquired loans from Two River and Country Bank of $1.559 billion. As part of the acquisitions of Two River and Country Bank, the Company’s goodwill balance increased to $500.1 million at March 31, 2020, from $374.6 million at December 31, 2019 and the core deposit intangible increased to $28.3 million, from $15.6 million.

Deposits increased by $1.563 billion, to $7.892 billion at March 31, 2020, from $6.329 billion at December 31, 2019, primarily due to acquired deposits from Two River and Country Bank of $1.594 billion. The loan-to-deposit ratio at March 31, 2020 was 100.3%, as compared to 98.1% at December 31, 2019.

Stockholders’ equity increased to $1.410 billion at March 31, 2020, as compared to $1.153 billion at December 31, 2019. The acquisitions of Two River and Country Bank added $261.4 million to stockholders’ equity. At March 31, 2020, there were 2,019,145 shares available for repurchase under the Company’s stock repurchase program. For the quarter ended March 31, 2020, the Company repurchased 648,851 shares under the repurchase program at a weighted average cost of $22.83. The Company suspended its repurchase activity on February 28, 2020. Tangible stockholders’ equity per common share decreased to $14.62 at March 31, 2020, as compared to $15.13 at December 31, 2019.

Asset Quality

The Company’s non-performing loans decreased to $16.3 million at March 31, 2020, as compared to $17.8 million at December 31, 2019. Non-performing loans do not include $59.8 million of purchased with credit deterioration (“PCD”) loans acquired in the Two River, Country Bank, Capital Bank, Sun, Ocean Shore Holding Co., Cape Bancorp, Inc., and Colonial American Bank acquisitions. The Company’s other real estate owned totaled $484,000 at March 31, 2020, as compared to $264,000 at December 31, 2019.

At March 31, 2020, the Company’s allowance for loan losses was 0.37% of total loans, an increase from 0.27% at December 31, 2019. The allowance for credit losses as a percent of total non-performing loans was 182.2% at March 31, 2020, as compared to 94.4% at December 31, 2019.

Explanation of Non-GAAP Financial Measures

Reported amounts are presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company’s management believes that the supplemental non-GAAP information, which consists of reported net income excluding merger related expenses, branch consolidation expenses, Two River and Country Bank opening credit loss expense under the CECL model, non-recurring professional fees, compensation expense due to the retirement of an executive officer, and reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code, which can vary from period to period, provides a better comparison of period to period operating performance. Additionally, the Company believes this information is utilized by regulators and market analysts to evaluate a company’s financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Please refer to Non-GAAP Reconciliation table below for details on the earnings impact of these items.

OceanFirst Financial Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except per share amounts)

	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)		(Unaudited)
Assets
Cash and due from banks	$256,470	$120,544	$134,235
Federal funds sold	—	—	18,733
Debt securities available-for-sale, at estimated fair value	153,738	150,960	122,558
Debt securities held-to-maturity, net of allowance for credit losses of $2,529 at March 31, 2020 (estimated fair value of $928,582 at March 31, 2020, $777,290 at December 31, 2019, and $896,812 at March 31, 2019)	914,255	768,873	900,614
Equity investments, at estimated fair value	14,409	10,136	9,816
Restricted equity investments, at cost	81,005	62,356	55,663
Loans receivable, net of allowance for credit losses of $29,635 at March 31, 2020, $16,852 at December 31, 2019 and $16,705 at March 31, 2019	7,913,541	6,207,680	5,968,830
Loans held-for-sale	17,782	—	—
Interest and dividends receivable	27,930	21,674	22,294
Other real estate owned	484	264	1,594
Premises and equipment, net	104,560	102,691	113,226
Bank Owned Life Insurance	261,270	237,411	234,183
Assets held for sale	3,785	3,785	4,522
Other assets	211,476	169,532	112,955
Core deposit intangible	28,276	15,607	18,629
Goodwill	500,093	374,632	375,096

Total assets	$10,489,074	$8,246,145	$8,092,948

Liabilities and Stockholders’ Equity
Deposits	$7,892,067	$6,328,777	$6,290,485
Federal Home Loan Bank advances	825,824	519,260	418,016
Securities sold under agreements to repurchase with retail customers	90,175	71,739	66,174
Other borrowings	120,213	96,801	99,579
Advances by borrowers for taxes and insurance	24,931	13,884	15,138
Other liabilities	126,030	62,565	76,393

Total liabilities	9,079,240	7,093,026	6,965,785

Total stockholders’ equity	1,409,834	1,153,119	1,127,163

Total liabilities and stockholders’ equity	$10,489,074	$8,246,145	$8,092,948

OceanFirst Financial Corp.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)
Interest income:
Loans	$89,944	$70,298	$69,001
Mortgage-backed securities	3,844	3,552	4,041
Debt securities, equity investments and other	4,419	3,225	3,380

Total interest income	98,207	77,075	76,422

Interest expense:
Deposits	13,936	10,214	8,639
Borrowed funds	4,626	3,507	3,395

Total interest expense	18,562	13,721	12,034

Net interest income	79,645	63,354	64,388
Credit loss expense	9,969	355	620

Net interest income after credit loss expense	69,676	62,999	63,768

Other income:
Bankcard services revenue	2,481	2,641	2,285
Trust and asset management revenue	515	478	498
Fees and service charges	4,873	4,710	4,516
Net gain on sales of loans	173	1	8
Net unrealized gain (loss) on equity investments	155	(63)	108
Net loss from other real estate operations	(150)	(95)	(6)
Income from Bank Owned Life Insurance	1,575	1,375	1,321
Commercial loan swap income	4,050	2,062	472

Other	25	122	310

Total other income	13,697	11,231	9,512
Operating expenses:
Compensation and employee benefits	29,885	22,518	22,414
Occupancy	5,276	4,071	4,530
Equipment	1,943	1,775	1,946
Marketing	769	840	930
Federal deposit insurance and regulatory assessments	667	296	832
Data processing	4,177	4,078	3,654
Check card processing	1,276	1,557	1,438
Professional fees	2,302	3,641	1,709
Other operating expense	3,802	3,815	3,369
Amortization of core deposit intangible	1,578	998	1,005
Branch consolidation expense	2,594	268	391
Merger related expenses	8,527	3,742	5,053

Total operating expenses	62,796	47,599	47,271

Income before provision for income taxes	20,577	26,631	26,009
Provision for income taxes	4,044	3,181	4,836

Net income	$16,533	$23,450	$21,173

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	March 31, 2019
	(Unaudited)
Basic earnings per share	$0.28	$0.47	$0.43

Diluted earnings per share	$0.27	$0.47	$0.42

Average basic shares outstanding	59,876	49,890	49,526

Average diluted shares outstanding	60,479	50,450	50,150

OceanFirst Financial Corp.

SELECTED LOAN AND DEPOSIT DATA

(dollars in thousands)

LOANS RECEIVABLE		At
		March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Commercial:
Commercial and industrial		$502,760	$396,434	$406,580	$392,336	$383,686
Commercial real estate - owner - occupied		1,220,983	792,653	787,752	771,640	802,229
Commercial real estate - investor		3,331,662	2,296,410	2,232,159	2,143,093	2,161,451

Total commercial		5,055,405	3,485,497	3,426,491	3,307,069	3,347,366
Consumer:
Residential real estate		2,458,641	2,321,157	2,234,361	2,193,829	2,162,668
Home equity loans and lines		335,624	318,576	330,446	341,972	351,303
Other consumer		82,920	89,422	98,835	109,015	116,838

Total consumer		2,877,185	2,729,155	2,663,642	2,644,816	2,630,809

Total loans		7,932,590	6,214,652	6,090,133	5,951,885	5,978,175
Deferred origination costs, net		10,586	9,880	8,441	8,180	7,360
Allowance for credit losses		(29,635)	(16,852)	(16,636)	(16,135)	(16,705)

Loans receivable, net		$7,913,541	$6,207,680	$6,081,938	$5,943,930	$5,968,830

Mortgage loans serviced for others		$51,399	$50,042	$54,457	$90,882	$92,274

At March 31, 2020 Average Yield
Loan pipeline (1):
Commercial	3.95%	$293,820	$219,269	$126,578	$212,712	$122,325
Residential real estate	3.42	223,032	105,396	189,403	82,555	63,598
Home equity loans and lines	4.40	8,429	3,049	3,757	2,550	4,688

Total	3.73%	$525,281	$327,714	$319,738	$297,817	$190,611

	For the Three Months Ended
	March 31, 2020			December 31, 2019	September 30, 2019		June 30, 2019		March 31, 2019
	Average Yield
Loan originations:
Commercial	3.49%	$266,882		$264,938	$315,405		$123,882		$172,233
Residential real estate	3.51	148,675		226,492	156,308		120,771		75,530
Home equity loans and lines	5.13	10,666		12,961	10,498		14,256		13,072

Total	3.54%	$426,223		$504,391	$482,211		$258,909		$260,835	(2)

Loans sold		$7,500	(3)	$110	$—	(3)	$403	(3)	$495

(1)	Loan pipeline includes loans approved but not funded.
(2)	Excludes purchased loans of $100.0 million for residential real estate.
(3)

Excludes the sale of under-performing residential loans of $4.0 million and commercial loans of $5.1 million for the three months ended March 31, 2020, and small business administration loans of $3.5 million and under-performing residential loans of $2.9 million for the three months ended September 30, 2019, and June 30, 2019, respectively.

DEPOSITS	At
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Type of Account
Non-interest-bearing	$1,783,216	$1,377,396	$1,406,194	$1,370,167	$1,352,520
Interest-bearing checking	2,647,487	2,539,428	2,400,331	2,342,913	2,400,192
Money market deposit	620,145	578,147	593,457	642,985	666,067
Savings	1,420,628	898,174	901,168	909,501	922,113
Time deposits	1,420,591	935,632	919,705	921,921	949,593

	$7,892,067	$6,328,777	$6,220,855	$6,187,487	$6,290,485

OceanFirst Financial Corp.

ASSET QUALITY

(dollars in thousands)

ASSET QUALITY	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Non-performing loans:
Commercial and industrial	$207	$207	$207	$207	$240
Commercial real estate - owner-occupied	4,219	4,811	4,537	4,818	4,565
Commercial real estate - investor	3,289	2,917	4,073	4,050	4,115
Residential real estate	5,912	7,181	5,953	5,747	8,611
Home equity loans and lines	2,533	2,733	2,683	2,974	3,364

Total non-performing loans	16,160	17,849	17,453	17,796	20,895
Other real estate owned	484	264	294	865	1,594

Total non-performing assets	$16,644	$18,113	$17,747	$18,661	$22,489

Purchased with credit deterioration (“PCD”) loans	$58,348	$13,265	$13,281	$13,432	$16,306

Delinquent loans 30 to 89 days	$52,049	$14,798	$19,905	$20,029	$21,578

Troubled debt restructurings:
Non-performing (included in total non-performing loans above)	$6,249	$6,566	$6,152	$6,815	$6,484
Performing	16,102	18,042	18,977	19,314	19,690

Total troubled debt restructurings	$22,351	$24,608	$25,129	$26,129	$26,174

Allowance for credit losses	$29,635	$16,852	$16,636	$16,135	$16,705

Allowance for credit losses as a percent of total loans receivable	0.37%	0.27%	0.27%	0.27%	0.28%
Allowance for credit losses as a percent of total non-performing loans	183.38	94.41	95.32	90.67	79.95
Non-performing loans as a percent of total loans receivable	0.20	0.29	0.29	0.30	0.35
Non-performing assets as a percent of total assets	0.16	0.22	0.22	0.23	0.28

NET CHARGE-OFFS	For the Three Months Ended
	March 31, 2020		December 31, 2019	September 30, 2019	June 30, 2019		March 31, 2019
Net charge-offs:
Loan charge-offs	$(1,384)		$(445)	$(353)	$(1,138)		$(868)
Recoveries on loans	230		306	549	212		376

Net loan recoveries (charge-offs)	$(1,154	)(1)	$(139)	$196	$(926	)(1)	$(492)

Net loan charge-offs to average total loans (annualized)	0.06%		0.01%	NM *	0.06%		0.03%
Net charge-off detail - (loss) recovery:
Commercial	$59		$163	$256	$(58)		$(58)
Residential real estate	(1,112)		(61)	12	(728)		(425)
Home equity loans and lines	(36)		(240)	(10)	(121)		(4)
Other consumer	(65)		(1)	(62)	(19)		(5)

Net loan recoveries (charge-offs)	$(1,154	)(1)	$(139)	$196	$(926	)(1)	$(492)

(1)	Included in net loan charge-offs for the three months ended March 31, 2020 and June 30 2019 are $949 and $429, respectively, relating to under-performing loans sold.
*	Not Meaningful

OceanFirst Financial Corp.

ANALYSIS OF NET INTEREST INCOME

	For the Three Months Ended
	March 31, 2020			December 31, 2019			March 31, 2019
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:
Interest-earning assets:
Interest-earning deposits and short-term investments	$63,726	$342	2.16%	$43,495	$196	1.79%	$79,911	$467	2.37%
Securities (1)	1,186,535	7,921	2.68	1,008,461	6,581	2.59	1,067,150	6,954	2.64
Loans receivable, net (2)
Commercial	4,960,991	59,875	4.85	3,442,771	42,416	4.89	3,211,296	41,408	5.23
Residential	2,473,410	24,628	3.98	2,309,741	22,469	3.89	2,094,131	21,404	4.09
Home Equity	339,003	4,070	4.83	323,878	4,243	5.20	353,358	4,707	5.40
Other	87,478	1,371	6.30	94,350	1,170	4.92	119,185	1,482	5.04
Allowance for credit losses net of deferred loan fees	(10,220)	—	—	(7,932)	—	—	(10,083)	—	—

Loans Receivable, net	7,850,662	89,944	4.61	6,162,808	70,298	4.53	5,767,887	69,001	4.85

Total interest-earning assets	9,100,923	98,207	4.34	7,214,764	77,075	4.24	6,914,948	76,422	4.48

Non-interest-earning assets	1,231,886			977,413			924,368

Total assets	$10,332,809			$8,192,177			$7,839,316

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
Interest-bearing checking	$2,807,793	5,132	0.74%	$2,562,059	4,477	0.69%	$2,508,669	3,745	0.61%
Money market	614,062	1,040	0.68	592,116	1,243	0.83	623,868	1,157	0.75
Savings	1,403,338	1,555	0.45	899,051	308	0.14	904,047	286	0.13
Time deposits	1,459,348	6,209	1.71	931,228	4,186	1.78	932,341	3,451	1.50

Total	6,284,541	13,936	0.89	4,984,454	10,214	0.81	4,968,925	8,639	0.71
FHLB Advances	631,329	2,824	1.80	412,073	2,075	2.00	339,686	1,839	2.20
Securities sold under agreements to repurchase	82,105	95	0.47	68,257	85	0.49	65,295	55	0.34
Other borrowings	118,851	1,707	5.78	96,712	1,347	5.53	99,517	1,501	6.12

Total interest-bearing liabilities	7,116,826	18,562	1.05	5,561,496	13,721	0.98	5,473,423	12,034	0.89

	For the Three Months Ended
	March 31, 2020			December 31, 2019			March 31, 2019
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Non-interest-bearing deposits	1,687,582			1,393,002			1,211,934
Non-interest-bearing liabilities	113,477			92,014			55,975

Total liabilities	8,917,885			7,046,512			6,741,332
Stockholders’ equity	1,414,924			1,145,665			1,097,984

Total liabilities and equity	$10,332,809			$8,192,177			$7,839,316

Net interest income		$79,645			$63,354			$64,388

Net interest rate spread (3)			3.29%			3.26%			3.59%

Net interest margin (4)			3.52%			3.48%			3.78%

Total cost of deposits (including non-interest-bearing deposits)			0.70%			0.64%			0.57%

(1)	Amounts represent debt and equity securities, including FHLB and Federal Reserve Bank stock, and are recorded at average amortized cost.
(2)	Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated credit loss allowances and includes loans held for sale and non-performing loans.
(3)	Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average interest-earning assets.

OceanFirst Financial Corp.

SELECTED QUARTERLY FINANCIAL DATA

(in thousands, except per share amounts)

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Financial Condition Data:
Total assets	$10,489,074	$8,246,145	$8,135,173	$8,029,057	$8,092,948
Debt securities available-for-sale, at estimated fair value	153,738	150,960	127,308	123,610	122,558
Debt securities held-to-maturity, net of allowance for credit losses	914,255	768,873	819,253	863,838	900,614
Equity investments, at estimated fair value	14,409	10,136	10,145	10,002	9,816
Restricted equity investments, at cost	81,005	62,356	62,095	59,425	55,663
Loans receivable, net of allowance for credit losses	7,913,541	6,207,680	6,081,938	5,943,930	5,968,830
Deposits	7,892,067	6,328,777	6,220,855	6,187,487	6,290,485
Federal Home Loan Bank advances	825,824	519,260	512,149	453,646	418,016
Securities sold under agreements to repurchase and other borrowings	210,388	168,540	161,734	158,619	165,753
Stockholders’ equity	1,409,834	1,153,119	1,144,528	1,137,295	1,127,163

	For the Three Months Ended,
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Operating Data:
Interest income	$98,207	$77,075	$76,887	$78,410	$76,422
Interest expense	18,562	13,721	13,495	13,573	12,034

Net interest income	79,645	63,354	63,392	64,837	64,388
Credit loss expense	9,969	355	305	356	620

Net interest income after credit loss expense	69,676	62,999	63,087	64,481	63,768
Other income	13,697	11,231	11,543	9,879	9,512
Operating expenses	51,675	43,589	40,884	43,289	41,827
Branch consolidation expense	2,594	268	1,696	6,695	391
Merger related expenses	8,527	3,742	777	931	5,053

Income before provision for income taxes	20,577	26,631	31,273	23,445	26,009
Provision for income taxes	4,044	3,181	6,302	4,465	4,836

Net income	$16,533	$23,450	$24,971	$18,980	$21,173

Diluted earnings per share	$0.27	$0.47	$0.49	$0.37	$0.42

Net accretion/amortization of purchase accounting adjustments included in net interest income	$5,533	$3,501	$2,769	$3,663	$4,027

(continued)

	At or For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Selected Financial Ratios and Other Data (1):
Performance Ratios (Annualized):
Return on average assets (2)	0.64%	1.14%	1.23%	0.94%	1.10%
Return on average tangible assets (2) (3)	0.68	1.19	1.29	0.99	1.15
Return on average stockholders’ equity (2)	4.70	8.12	8.66	6.73	7.82
Return on average tangible stockholders’ equity (2) (3)	7.50	12.33	13.18	10.32	11.97
Stockholders’ equity to total assets	13.44	13.98	14.07	14.16	13.93
Tangible stockholders’ equity to tangible assets (3)	8.85	9.71	9.73	9.76	9.53
Net interest rate spread	3.29	3.26	3.32	3.45	3.59
Net interest margin	3.52	3.48	3.55	3.66	3.78
Operating expenses to average assets (2)	2.44	2.31	2.13	2.53	2.45
Efficiency ratio (2) (4)	67.28	63.82	57.86	68.14	63.97
Loans to deposits	100.27	98.09	97.77	96.06	94.89

(continued)

	At or For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Trust and Asset Management:
Wealth assets under administration	$173,856	$195,415	$194,137	$199,554	$200,130
Nest Egg	43,528	34,865	23,946	9,755	4,052
Per Share Data:
Cash dividends per common share	$0.17	$0.17	$0.17	$0.17	$0.17
Stockholders’ equity per common share at end of period	23.38	22.88	22.57	22.24	22.00
Tangible stockholders’ equity per common share at end of period (3)	14.62	15.13	14.86	14.57	14.32
Common shares outstanding at end of period	60,311,717	50,405,048	50,700,586	51,131,804	51,233,944
Number of full-service customer facilities:	75	56	56	60	63
Quarterly Average Balances
Total securities	$1,186,535	$1,008,461	$1,039,560	$1,080,690	$1,067,150
Loans receivable, net	7,850,662	6,162,808	6,008,325	5,948,312	5,767,887
Total interest-earning assets	9,100,923	7,214,764	7,088,817	7,096,216	6,914,948
Total assets	10,332,809	8,192,177	8,073,238	8,068,899	7,839,316
Interest-bearing transaction deposits	4,825,193	4,053,226	3,971,380	4,051,539	4,036,584
Time deposits	1,459,348	931,228	920,032	934,470	932,341
Total borrowed funds	832,285	577,042	552,998	566,785	504,498
Total interest-bearing liabilities	7,116,826	5,561,496	5,444,410	5,552,794	5,473,423
Non-interest bearing deposits	1,687,582	1,393,002	1,396,259	1,302,147	1,211,934
Stockholders’ equity	1,414,924	1,145,665	1,143,701	1,131,165	1,097,984
Total deposits	7,972,123	6,377,456	6,287,671	6,288,156	6,180,859
Quarterly Yields
Total securities	2.68%	2.59%	2.64%	2.64%	2.64%
Loans receivable, net	4.61	4.53	4.60	4.78	4.85
Total interest-earning assets	4.34	4.24	4.30	4.43	4.48
Interest-bearing transaction deposits	0.64	0.59	0.58	0.58	0.52
Time deposits	1.71	1.78	1.72	1.66	1.50
Borrowed funds	2.24	2.41	2.64	2.70	2.73
Total interest-bearing liabilities	1.05	0.98	0.98	0.98	0.89
Net interest spread	3.29	3.26	3.32	3.45	3.59
Net interest margin	3.52	3.48	3.55	3.66	3.78
Total deposits	0.70	0.64	0.62	0.62	0.57

(1)	With the exception of end of quarter ratios, all ratios are based on average daily balances.
(2)

Performance ratios for each period include merger related expenses, branch consolidation expenses, opening credit loss expense, non-recurring professional fees, compensation expense due to the retirement of an executive officer, the reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code. Refer to Other Items—Non-GAAP Reconciliation for impact of these items.

(3)	Tangible stockholders’ equity and tangible assets exclude intangible assets relating to goodwill and core deposit intangible.
(4)	Efficiency ratio represents the ratio of operating expenses to the aggregate of other income and net interest income.

OceanFirst Financial Corp.

OTHER ITEMS

(dollars in thousands, except per share amounts)

NON-GAAP RECONCILIATION

	For the Three Months Ended
	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Core earnings:
Net income	$16,533	$23,450	$24,971	$18,980	$21,173
Non-recurring items:
Add: Merger related expenses	8,527	3,742	777	931	5,053
Branch consolidation expenses	2,594	268	1,696	6,695	391
Two River & Country Bank opening credit loss expense under the CECL model	2,447	—	—	—	—
Non-recurring professional fees	—	1,274	750	—	—
Compensation expense due to the retirement of an executive officer	—	—	—	1,256	—
Income tax benefit related to change in New Jersey tax code	—	(2,205)	—	—	—
Less: Income tax expense on items	(3,121)	(793)	(663)	(1,867)	(1,039)

Core earnings	$26,980	$25,736	$27,531	$25,995	$25,578

Core diluted earnings per share	$0.45	$0.51	$0.54	$0.51	$0.51

Core ratios (Annualized):
Return on average assets	1.05%	1.25%	1.35%	1.29%	1.32%
Return on average tangible assets	1.11	1.31	1.42	1.36	1.39
Return on average tangible stockholders’ equity	12.25	13.53	14.53	14.14	14.46
Efficiency ratio	55.36	56.73	53.56	56.26	56.60

COMPUTATION OF TOTAL TANGIBLE EQUITY TO TOTAL TANGIBLE ASSETS

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Total stockholders’ equity	$1,409,834	$1,153,119	$1,144,528	$1,137,295	$1,127,163
Less:
Goodwill	500,093	374,632	374,537	374,592	375,096
Core deposit intangible	28,276	15,607	16,605	17,614	18,629

Tangible stockholders’ equity	$881,465	$762,880	$753,386	$745,089	$733,438

Total assets	$10,489,074	$8,246,145	$8,135,173	$8,029,057	$8,092,948
Less:
Goodwill	500,093	374,632	374,537	374,592	375,096
Core deposit intangible	28,276	15,607	16,605	17,614	18,629

Tangible assets	$9,960,705	$7,855,906	$7,744,031	$7,636,851	$7,699,223

Tangible stockholders’ equity to tangible assets	8.85%	9.71%	9.73%	9.76%	9.53%

(continued)

ACQUISITION DATE - FAIR VALUE BALANCE SHEET

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Capital Bank, net of the total consideration paid (in thousands):

	At January 31, 2019
	Capital Bank Book Value	Purchase Accounting Adjustments	Fair Value
Total Purchase Price:			$76,834

Assets acquired:
Cash and cash equivalents	$59,748	$—	$59,748
Securities	103,798	(23)	103,775
Loans	312,320	(5,020)	307,300
Accrued interest receivable	1,387	3	1,390
Bank Owned Life Insurance	10,460	—	10,460
Deferred tax asset	1,605	2,496	4,101
Other assets	9,384	(4,404)	4,980
Core deposit intangible	—	2,662	2,662

Total assets acquired	498,702	(4,286)	494,416

Liabilities assumed:
Deposits	(448,792)	(226)	(449,018)
Other liabilities	(827)	(4,383)	(5,210)

Total liabilities assumed	(449,619)	(4,609)	(454,228)

Net assets acquired	$49,083	$(8,895)	$40,188

Goodwill recorded in the merger			$36,646

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. On January 31, 2020, the Company finalized its review of the acquired assets and liabilities and will not be recording any further adjustments to the carrying value.

(continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Two River, net of the total consideration paid (in thousands):

	At January 1, 2020
	Two River Book Value	Purchase Accounting Adjustments	Estimated Fair Value
Total Purchase Price:			$197,050

Assets acquired:
Cash and cash equivalents	$51,102	$—	$51,102
Securities	62,832	1,549	64,381
Loans	940,885	(49)	940,836
Accrued interest receivable	2,382	—	2,382
Bank Owned Life Insurance	22,440	—	22,440
Deferred tax asset	5,201	(1,850)	3,351
Other assets	18,662	(2,700)	15,962
Core deposit intangible	—	12,130	12,130

Total assets acquired	1,103,504	9,080	1,112,584

Liabilities assumed:
Deposits	(939,132)	(2,618)	(941,750)
Other liabilities	(58,935)	(21)	(58,956)

Total liabilities assumed	(998,067)	(2,639)	(1,000,706)

Net assets acquired	$105,437	$6,441	$111,878

Goodwill recorded in the merger			$85,172

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to recorded carrying values may be required.

(continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for Country Bank, net of the total consideration paid (in thousands):

	At January 1, 2020
	Country Bank Book Value	Purchase Accounting Adjustments	Estimated Fair Value
Total Purchase Price:			$112,836

Assets acquired:
Cash and cash equivalents	$20,799	$—	$20,799
Securities	144,460	39	144,499
Loans	614,285	4,376	618,661
Accrued interest receivable	1,779	—	1,779
Bank Owned Life Insurance	—	—	—
Deferred tax asset	(3,254)	(897)	(4,151)
Other assets	10,327	(1,134)	9,193
Core deposit intangible	—	2,117	2,117

Total assets acquired	788,396	4,501	792,897

Liabilities assumed:
Deposits	(649,399)	(3,254)	(652,653)
Other liabilities	(69,244)	1,980	(67,264)

Total liabilities assumed	(718,643)	(1,274)	(719,917)

Net assets acquired	$69,753	$3,227	$72,980

Goodwill recorded in the merger			$39,856

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to recorded carrying values may be required.

The preliminary financial results presented above are subject to the completion of our financial closing procedures and related review. Those procedures have not been completed. Accordingly, these results may change and those changes may be material. The preliminary financial results included in this prospectus supplement have been prepared by, and are the responsibility of, our management. KPMG LLP, our independent registered public accounting firm, has not reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THE OFFERING

The following summary contains selected information about the Notes and is not complete. It does not contain all the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein, before making a decision about whether to invest in the Notes. For a more complete understanding of the Notes, you should read the section of this prospectus supplement entitled “Description of the Subordinated Notes.”

Issuer:	OceanFirst Financial Corp.

Securities Offered:	% Fixed-to-Floating Rate Subordinated Notes due 2030

Aggregate Principal Amount:	$

Issue Price:	%

Maturity Date:	The Notes will mature on , 2030 (the “Maturity Date”).

Interest:	From and including the date of original issuance to, but excluding, , 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a rate of % per annum, payable semi-annually in arrears on and of each year (each, a “fixed rate interest payment date”), commencing on , 2020. The last fixed rate interest payment date for the fixed rate period will be , 2025.

From and including , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (as defined under “Description of the Subordinated Notes—Interest”), which is expected to be Three-Month Term SOFR, plus a spread of basis points. For each quarterly interest period during the floating rate period, interest will be payable quarterly in arrears on , , and of each year (each, a “floating rate interest payment date” and, together with the fixed rate interest payment dates, the “interest payment dates”), commencing on , 2025. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For each interest period during the floating rate period, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions (each as defined under “Description of the Subordinated Notes—Interest”).

If the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined under “Description of the Subordinated Notes—Effect of Benchmark Transition Event”) have occurred with respect to Three-Month Term SOFR, then the provisions under “Description of the Subordinated Notes—Effect of Benchmark Transition Event,” which are referred to herein as the “benchmark transition provisions,” will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement (as defined under “Description of the Subordinated Notes—Effect of Benchmark Transition Event”) plus basis points.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

No Guarantees:	The Notes will not be guaranteed by any of our subsidiaries. As a result, the Notes will be structurally subordinated to the liabilities of our subsidiaries as discussed below under “Ranking.”

Ranking:	The Notes will be our general unsecured, subordinated obligations and:

•	will rank junior in right of payment and upon our liquidation to any of our existing and all future Senior Indebtedness (as defined under “Description of the Subordinated Notes—Subordination”);

•

will rank equal in right of payment and upon our liquidation with any of our existing and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the $35.0 million aggregate principal amount of our 5.125% fixed-to-floating rate subordinated debentures due September 30, 2026, the $8.0 million aggregate principal amount of our fixed-to-floating rate subordinated debentures due December 31, 2025 and the $7.5 million aggregate principal amount of our fixed-to-floating rate subordinated debentures due October 1, 2025;

•

will rank senior in right of payment and upon our liquidation to any of our indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes, including our existing $10.0 million aggregate principal amount of our fixed/floating rate junior subordinated deferrable interest debentures due December 15, 2034; and

•

will be effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of the Bank.

The Notes are not savings accounts, deposits or other obligations of the Bank or any of our non-bank subsidiaries and they are not insured by the FDIC or any other agency or fund of the United States.

As of December 31, 2019, on a consolidated basis, the Company had no Senior Indebtedness outstanding. As of December 31, 2019, the Bank had $6.3 billion of deposits, $519.3 million of Federal Home Loan Bank (“FHLB”) advances, including advances with an original maturity term of less than one year, $71.7 million of customer repurchase agreements and $96.8 million of other borrowings, to which the Notes will be structurally subordinated.

The Subordinated Indenture (as defined herein) does not limit the amount of additional indebtedness we or our subsidiaries may incur.

Redemption:	We may, at our option, beginning with the interest payment date of , 2025, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. See “Description of the Subordinated Notes—Redemption.”

We may also redeem the Notes at any time prior to their maturity, including prior to , 2025, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve or such successor bank regulatory agency, upon the occurrence of a “Tax Event,” a “Tier 2 Capital Event” or the Company becoming required to register as an investment company pursuant to the 1940 Act.

See “Description of the Subordinated Notes—Redemption.”

Sinking Fund:	There is no sinking fund for the Notes.

Further Issuances:	The Notes will initially be limited to an aggregate principal amount of $ . We may from time to time, without notice to or consent of the holders, increase the aggregate principal amount of the Notes outstanding by issuing additional notes in the future with the same terms as the Notes, except for the issue date, the offering price and the first interest payment date, and such additional notes may be consolidated with the Notes issued in this offering and forma single series.

Use of Proceeds:	We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ . We intend to use these proceeds for general corporate purposes, which may include providing capital to support our organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of our common stock and for investments in the Bank as regulatory capital. See “Use of Proceeds” in this prospectus supplement.

Form and Denomination:	The Notes offered hereby will be issued in book-entry form through the facilities of the Depository Trust Company (“DTC”) in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Global Note; Book Entry System:	The Notes offered hereby will be evidenced by a global note deposited with the trustee for the Notes, as custodian for DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its participants. See “Description of the Subordinated Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Listing:	Currently, there is no public market for the Notes. We do not intend to apply for listing of the Notes on any securities exchange or automated dealer quotation system.

Tax Considerations:	You should carefully review the section entitled “U.S. Federal Income Tax Considerations” in this prospectus supplement and discuss with your tax advisor the particular tax consequences to you of an investment in the Notes.

ERISA Considerations:	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, please read “ERISA Considerations” below.

Governing Law:	The Notes and the Subordinated Indenture will be governed by the laws of the State of New York.

Trustee:	Wilmington Trust, National Association.

Risk Factors:	An investment in the Notes involves risks. You should carefully consider the information contained under “Risk Factors” in this prospectus supplement and the accompanying prospectus and Item “1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision.

Calculation Agent:	We will appoint a calculation agent for the Notes prior to the commencement of the floating rate period. We will act as the initial calculation agent.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated financial data presented below as of and for the years ended December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period. See “Prospectus Supplement Summary—Results For Quarter Ended March 31, 2020” for information on our results for the quarter ended March 31, 2020.

This summary historical financial data should be read in conjunction with the information in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

	As of and for the years ended December 31,
(dollars in thousands, except per share data)	2019	2018	2017	2016	2015
Summary of Operations
Interest income	$308,794	$276,654	$188,829	$133,425	$85,863
Interest expense	52,823	36,152	19,611	13,163	19,611

Net interest income	255,971	240,502	169,218	120,262	76,829
Provision for loan losses	1,636	3,490	4,445	2,623	1,275
Total other income	42,165	34,827	27,072	20,412	16,426
Total operating expenses	189,142	186,337	126,520	102,852	60,775

Income before provision for income taxes	107,358	85,502	65,325	35,199	31,205
Provision for income taxes	18,784	13,570	22,855	12,153	10,883

Net income	$88,574	$71,932	$42,470	$23,046	$20,322

Per Common Share Data
Basic earnings per share	$1.77	$1.54	$1.32	$1.00	$1.22
Diluted earnings per share	1.75	1.51	1.28	0.98	1.21
Cash dividends per common share	0.68	0.62	0.60	0.54	0.52
Stockholders’ equity per common share at end of period	22.88	21.68	18.47	17.80	13.79
Return on average:
Assets (1)	1.10%	0.98%	0.80%	0.62%	0.82%
Stockholders’ equity (1)	7.84	7.31	7.20	6.08	8.92
Tangible stockholders’ equity (1)(2)	11.96	11.16	9.82	7.13	8.96
Stockholders’ equity to total assets	13.98	13.83	11.11	11.07	9.19
Non-performing loans as a percent of total loans receivable (3)(4)	0.29	0.31	0.52	0.35	0.91
Non-performing assets as a percent of total assets (4)	0.22	0.25	0.54	0.45	1.05
Allowance for loan losses as a percent of total loans receivable (4)	0.27	0.30	0.40	0.40	0.84
Allowance for loan losses as a percent of total nonperforming loans (4)	94.41	95.19	75.35	111.92	91.51

	As of December 31,
(dollars in thousands)	2019	2018	2017	2016	2015
Financial Condition Data
Cash and due from banks	$120,544	$120,792	$109,613	$301,373	$43,946
Total assets	8,246,145	7,516,154	5,416,006	5,166,917	2,593,068
Loans receivable, net (5)	6,207,680	5,579,222	3,965,773	3,803,443	1,970,703
Securities (6)	992,325	1,013,966	874,067	630,000	444,693
Deposits	6,328,777	5,814,569	4,342,798	4,187,750	1,916,678
Borrowings	687,800	610,673	424,878	376,992	422,757
Stockholders’ equity	1,153,119	1,039,358	601,941	571,903	238,446

(1)

Performance ratios for 2019 include merger related expenses, branch consolidation expenses, non-recurring professional fees, compensation expense due to the retirement of an executive officer, and the reduction in income tax expense from the revaluation of state deferred tax assets as a result of a change in the New Jersey tax code of $20.6 million with an after tax cost of $16.3 million. Performance ratios for 2018 include merger related expenses, branch consolidation expenses, and an income tax benefit related to Tax Reform of $28.2 million with an after tax cost of $22.2 million. Performance ratios for 2017 include merger related expenses, branch consolidation expenses, and additional income tax expense related to Tax Reform of $18.1 million with an after tax cost of $13.5 million. Performance ratios for 2016 include merger related expenses and the Federal Home Loan Bank advance prepayment fee totaling $16.7 million with an after tax cost of $11.9 million. Performance ratios for 2015 include merger related expenses of $1.9 million with an after tax cost of $1.3 million.

(2)	Tangible stockholders’ equity and tangible assets exclude intangible assets relating to goodwill and core deposit intangible.
(3)	Total loans receivable includes loans receivable and loans held-for-sale.
(4)

Non-performing assets consisting of non-performing loans and real estate acquired through foreclosure. Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is the Company’s policy to cease accruing interest on all such loans and to reserve previously accrued interest.

(5)	Amount is net of deferred loan fees, undisbursed loan funds, discounts and premiums and estimated loss allowances and includes loans held-for-sale and non-performing loans.
(6)

Amounts represent debt and equity securities, including FHLB and Federal Reserve stock, and are recorded at average amortized cost. Debt securities include Debt available-for-sale, at estimated value and Debt securities held-to-maturity, net. Equity securities include Equity investments, at estimated fair value and Restricted equity investments, at cost.

RISK FACTORS

An investment in the Notes involves a number of risks. This prospectus supplement does not describe all of those risks. Before you decide whether an investment in the Notes is suitable for you, you should carefully consider the risks described below relating to the offering as well as the risk factors concerning our business included in the accompanying prospectus and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in addition to the other information in this prospectus supplement and the accompanying prospectus, including our other filings which are incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus for discussions of these other filings. The prospectus is qualified in its entirety by these risk factors.

The ongoing COVID-19 pandemic and measures intended to prevent its spread could adversely affect our business activities, financial condition, and results of operations and such effects will depend on future developments, which are highly uncertain and difficult to predict.

Global health concerns relating to the COVID-19 outbreak and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty and reduced economic activity. The COVID-19 outbreak has led to federal, state and local governments enacting various restrictions in an attempt to limit the spread of the virus, including the declaration of a federal National Emergency; multiple cities’ and states’ declarations of states of emergency; school and business closings; limitations on social or public gatherings and other social distancing measures, such as working remotely; travel restrictions, quarantines and shelter in place orders. Such measures have significantly contributed to the sudden increase in the unemployment rate and changes in consumer and business spending, borrowing needs and saving habits. In addition, the Trump Administration, Congress, and various federal agencies and state governments have taken measures to address the economic and social consequences of the pandemic, including the passage of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), and the Main Street Lending Program. The CARES Act, among other things, provides certain measures to support individuals and businesses in maintaining solvency through monetary relief, including in the form of financing, loan forgiveness and automatic forbearance. Beginning in early April 2020, we began processing loan applications under the Paycheck Protection Program created under the CARES Act. There can be no assurance that the steps taken by the U.S. government will be effective or achieve their desired results in a timely fashion. Additionally, there can be no assurance that federal and state agencies will not pass further measures that provide accommodations that could impact our financial results.

Additionally, the COVID-19 pandemic has significantly affected the financial markets and has resulted in a number of FRB actions. Market interest rates have declined significantly. In March 2020, the Federal Reserve reduced the target federal funds rate and announced a $700 billion quantitative easing program in response to the expected economic downturn caused by the COVID-19 pandemic. In addition, the Federal Reserve reduced the interest that it pays on excess reserves. We expect that these reductions in interest rates, especially if prolonged, could adversely affect our net interest income and margins and our profitability. The Federal Reserve also launched the Main Street Lending Program, which will offer deferred interest on four-year loans to small and mid-sized businesses. The full impact of the COVID-19 pandemic on our business activities as a result of new government and regulatory policies, programs and guidelines, as well as market reactions to such activities, remains uncertain.

The economic effects of the COVID-19 outbreak have had a destabilizing effect on financial markets, key market indices and overall economic activity. The uncertainty regarding the duration of the pandemic and the resulting economic disruption has caused increased market volatility and may lead to a prolonged economic recession and/or a significant decrease in consumer confidence and business activity generally. The continuation of these conditions caused by the outbreak, including the impacts of the CARES Act and other federal and state measures, specifically with respect to loan forbearances, can be expected to adversely impact our businesses and results of operations and the operations of our borrowers, customers and business partners. In particular, these events can be expected to, among other things, (i) increase credit loss expenses, (ii) adversely affect customer deposits and the stability of our deposit base, or otherwise impair our liquidity, (iii) impair the ability of our borrowers to repay outstanding loans or other obligations, resulting in increases in delinquencies, (iv) reduce the demand for our loans, our wealth management revenues or the demand for our other products and services, (v) impact the credit worthiness of potential and current borrowers, (vi) negatively impact the productivity and availability of key personnel and other employees necessary to conduct our business, and of third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions, (vii) impair the ability of loan guarantors to honor commitments, (viii) impair the value of the collateral securing loans (particularly with respect to real estate), (ix) impair the value of our securities portfolio, (x) require an increase in our allowance for loan losses, (xi) negatively impact our regulatory capital ratios, (xii) increase cyber and payment fraud risk, given increased online and remote activity, (xiii) create stress on our operations and systems associated with our participation in the Paycheck Protection Program as a result of high demand and volume of applications, (xiv) result in increased compliance risk as we become subject to new regulatory and other requirements associated with the Paycheck Protection Program and other new programs in which we participate, and (xv) broadly result in lost revenue and income.

Additionally, in response to the COVID-19 pandemic, the Bank is offering payment relief to borrowers affected by COVID-19, has temporarily closed certain branch locations and is directing branch customers to drive-thru windows and online banking services. These operational changes increased our operating expenses for the quarter ended March 31, 2020 and may continue to impact our financial performance. Prolonged measures by public health or other governmental authorities encouraging or requiring significant restrictions on travel, assembly or other core business practices would further harm our business and those of our customers, in particular our small to medium-sized business customers. Although we have business continuity plans and other safeguards in place, there is no assurance that they will be effective.

The ultimate impact of these factors is highly uncertain at this time and we do not yet know the full extent of the impacts on our business, our operations or the global economy as a whole. However, the decline in economic conditions generally and a prolonged negative impact on small to medium-sized businesses, in particular, due to the COVID-19 pandemic will likely result in a material adverse effect on our business, financial condition and results of operations and may heighten many of our known risks described herein and in our other filings with the SEC.

You should not rely on indicative or historical data concerning SOFR.

The interest rate during the floating rate period will be determined using Three-Month Term SOFR (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Three-Month Term SOFR, in which case the rate of interest will be based on the next-available Benchmark Replacement). In the following discussion of the Secured Overnight Financing Rate (“SOFR”), when we refer to SOFR-linked Notes, we mean the Notes at any time when the interest rate on the Notes is or will be determined based on SOFR, including Three-Month Term SOFR.

SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral U.S. Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as general collateral finance repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service.

FRBNY states that it obtains information from DTCC Solutions LLC, an affiliate of DTCC. FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

FRBNY started publishing SOFR in April 2018. FRBNY has also started publishing historical indicative SOFRs dating back to 2014, although this historical indicative data inherently involves assumptions, estimates and approximations. You should not rely on this historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. In addition, the return on and value of the SOFR-linked Notes may fluctuate more than floating rate securities that are linked to less volatile rates.

Changes in SOFR could adversely affect the amount of interest that accrues on the SOFR-linked Notes and the trading prices for the SOFR-linked Notes.

Because SOFR is published by FRBNY based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the SOFR-linked Notes. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of interest that accrues on the SOFR-linked Notes, which may adversely affect the trading prices of the SOFR-linked Notes. In addition, the interest rate on the SOFR-linked Notes for any day will not be adjusted for any modification or amendment to SOFR for that day that FRBNY may publish if the interest rate for that day has already been determined prior to such publication. Further, if the Benchmark rate on the SOFR-linked Notes during the floating rate period for any interest period declines to zero or becomes negative, interest will only accrue on the SOFR-linked Notes at a rate equal to the spread of % per annum with respect to that interest period. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of and market for the SOFR-linked Notes.

SOFR differs fundamentally from, and may not be a comparable substitute for, U.S. dollar LIBOR.

In June 2017, the Alternative Reference Rates Committee (the “ARRC”) convened by the Federal Reserve and FRBNY announced SOFR as its recommended alternative to the London interbank offered rate for U.S. dollar obligations (“U.S. dollar LIBOR”). However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from U.S. dollar LIBOR. For example, SOFR is a secured overnight rate, while U.S. dollar LIBOR is an unsecured rate that represents interbank funding over different maturities. In addition, because SOFR is a transaction-based rate, it is backward-looking, whereas U.S. dollar LIBOR is forward-looking. Because of these and other differences, there can be no assurance that SOFR will perform in the same way as U.S. dollar LIBOR would have done at any time, and there is no guarantee that it is a comparable substitute for U.S. dollar LIBOR.

Any failure of SOFR to gain market acceptance could adversely affect the trading prices of the SOFR-linked Notes.

SOFR may fail to gain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered to be a good representation of general funding conditions in the overnight U.S. Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR to be a suitable substitute or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen its market acceptance. Any failure of SOFR to gain market acceptance could adversely affect the return on, value of and market for the SOFR-linked Notes.

Any market for the SOFR-linked Notes may be illiquid or unpredictable.

Since SOFR is a relatively new market index, SOFR-linked debt securities likely will have no established trading market when issued, and an established trading market for the SOFR-linked Notes may never develop or may not be very liquid. Market terms for securities that are linked to SOFR, such as the spread over the base rate reflected in the interest rate provisions, may evolve over time, and as a result, trading prices of the SOFR-linked Notes may be lower than those of later-issued securities that are linked to SOFR. Similarly, if SOFR does not prove to be widely used in securities that are similar or comparable to the SOFR-linked Notes, the trading price of the SOFR-linked Notes may be lower than those of securities that are linked to rates that are more widely used. You may not be able to sell the SOFR-linked Notes at all or may not be able to sell the SOFR-linked Notes at prices that will provide you with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk. The manner of adoption or application of reference rates based on SOFR in the bond and equity markets may differ materially compared with the application and adoption of SOFR in other markets, such as the derivatives and loan markets. You should carefully consider how any potential inconsistencies between the adoption of reference rates based on SOFR across these markets may impact any hedging or other financial arrangements which you may put in place in connection with any acquisition, holding or disposal of the SOFR-linked Notes.

The interest rate for the Notes during the floating rate period may be determined based on a rate other than Three-Month Term SOFR.

Under the terms of the Notes, the interest rate on the Notes for each interest period during the floating rate period will be based on Three-Month Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR. Three-Month Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC. There is no assurance that the development of Three-Month Term SOFR, or any other forward-looking term rate based on SOFR, will be completed. Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Notes. If, at the commencement of the floating rate period for the Notes, the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto (“Relevant Governmental Body”) has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or the calculation agent determines that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible, then the next-available Benchmark Replacement under the benchmark transition provisions will be used to determine the interest rate on the Notes during the floating rate period (unless a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to that next-available Benchmark Replacement).

Under the terms of the Notes, the calculation agent is expressly authorized to make determinations, decisions or elections with respect to technical, administrative or operational matters that it decides may be appropriate to reflect the use of Three-Month Term SOFR as the interest rate basis for the Notes in a manner substantially consistent with market practice, which are defined in the terms of the Notes as “Three-Month Term SOFR Conventions.” For example, assuming that a form of Three-Month Term SOFR is developed, it is not currently known how or by whom rates for Three-Month Term SOFR will be published. Accordingly, the calculation agent will need to determine the applicable Three-Month Term SOFR during the floating rate period. The calculation agent’s determination and implementation of any Three-Month Term SOFR Conventions could result in adverse consequences to the amount of interest that accrues on the Notes during the floating rate period, which could adversely affect the return on, value of and market for the Notes.

Any Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR.

Under the benchmark transition provisions of the Notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR, then the interest rate on the Notes during the floating rate period will be determined using the next-available Benchmark Replacement (which may include a related Benchmark Replacement Adjustment). However, the Benchmark Replacement may not be the economic equivalent of Three-Month Term SOFR. For example, Compounded SOFR, the first available Benchmark Replacement, is the compounded average of the daily Secured Overnight Financing Rates calculated in arrears, while Three-Month Term SOFR is intended to be a forward-looking rate with a tenor of three months. In addition, very limited market precedent exists for securities that use Compounded SOFR as the rate basis, and the method for calculating Compounded SOFR in those precedents varies. Further, the ISDA Fallback Rate, which is another Benchmark Replacement, has not yet been established and may change over time.

The implementation of Benchmark Replacement Conforming Changes could adversely affect the amount of interest that accrues on the Notes and the trading prices for the Notes.

Under the benchmark transition provisions of the Notes, if a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) ISDA or (iii) in certain circumstances, the calculation agent. In addition, the benchmark transition provisions expressly authorize the calculation agent to make certain changes, which are defined in the terms of the Notes as “Benchmark Replacement Conforming Changes,” with respect to, among other things, the determination of interest periods, and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest that accrues on the Notes during the floating rate period, which could adversely affect the return on, value of and market for the Notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark that it is replacing.

The amount of interest payable on the Notes will vary after                , 2025.

During the fixed rate period, the Notes will bear interest at an initial rate of                % per annum. Thereafter, the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus                basis points, subject to the provisions under “Description of the Subordinated Notes—Interest.” The per annum interest rate that is determined at the reference time for each interest period will apply to the entire quarterly interest period following such determination date even if the Benchmark rate increases during that period.

Floating rate notes bear additional risks not associated with fixed rate debt securities. These risks include fluctuation of the interest rates and the possibility that you will receive an amount of interest that is lower than expected. We have no control over a number of matters that may impact prevailing interest rates, including, without limitation, economic, financial, and political events that are important in determining the existence, magnitude, and longevity of market volatility, and other risks and their impact on the value of, or payments made on, the Notes. In recent years, interest rates have been volatile, and that volatility may be expected in the future.

We will act as the initial calculation agent and may have economic interests adverse to the interests of the holders of the Notes.

The calculation agent will determine the interest rate during the floating rate period. We will act as the initial calculation agent for the Notes. Any exercise of discretion by us under the terms of the Notes, including, without limitation, any discretion exercised by us acting as calculation agent, could present a conflict of interest. In making the required determinations, decisions and elections, we may have economic interests that are adverse to the interests of the holders of the Notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Notes. Any determination by us, as the calculation agent, will be final and binding absent manifest error.

Because the Notes may be redeemed at our option under certain circumstances prior to their maturity, you may be subject to reinvestment risk.

Subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the Notes at our option (i) in whole or in part beginning with the interest payment date of                 , 2025, and on any interest payment date thereafter. In addition, at any time at which any Notes remain outstanding, subject to the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency), to the extent that such approval is then required under applicable laws or regulations, including capital regulations, we may redeem the Notes in whole but not in part upon the occurrence of (i) a “Tier 2 Capital Event,” (ii) a “Tax Event” or (iii) if we are required to register as an investment company pursuant to the 1940 Act. In the event that we redeem the Notes, holders of the Notes will receive only the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, such redemption date. If any redemption occurs, holders of the Notes will not have the opportunity to continue to accrue and be paid interest to the Maturity Date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes by reducing the term of the investment. If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Notes. See “Description of the Subordinated Notes—Redemption.”

Investors should not expect us to redeem the Notes on or after the date on which they become redeemable at our option. Under Federal Reserve regulations, unless the Federal Reserve authorizes us in writing to do otherwise, we may not redeem the Notes unless they are replaced with other Tier 2 capital instruments or unless we can demonstrate to the satisfaction of the Federal Reserve that, following redemption, we will continue to hold capital commensurate with our risk.

Our obligations under the Notes will be unsecured and subordinated to any Senior Indebtedness.

The Notes will be general unsecured, subordinated obligations of OceanFirst Financial Corp. Accordingly, they will be junior in right of payment to any of our existing and future Senior Indebtedness. The Notes will rank equally with all of our other existing and future subordinated indebtedness, including any indebtedness issued in the future under the Subordinated Indenture. In addition, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness, and will be structurally subordinated to any existing and future liabilities and obligations, including deposits, of our current and future subsidiaries, including the Bank. As of December 31, 2019, on a consolidated basis, the Company had no Senior Indebtedness outstanding and the Bank had approximately $6.3 billion of deposits, $519.3 million of FHLB advances, including advances with an original maturity term of less than one year, $71.7 million of customer repurchase agreements and $96.8 million of other borrowings, to which the Notes will be structurally subordinated.

In addition, the Notes will not be secured by any of our assets. The Subordinated Indenture does not limit the amount of Senior Indebtedness and other financial obligations or secured obligations that we or our subsidiaries may incur.

As a result of the subordination provisions described above and in the following paragraph, holders of Notes may not be fully repaid in the event of our bankruptcy, liquidation or reorganization.

The Notes will not be obligations of, or insured or guaranteed by, the FDIC, any other governmental agency or any of our subsidiaries and will be structurally subordinated to all liabilities of our subsidiaries.

The Notes will be obligations of the Company only and will not be obligations of, or guaranteed or insured by, the FDIC, any other governmental agency or any of our subsidiaries, including the Bank. The Notes will be structurally subordinated to all existing and future indebtedness and other liabilities and obligations of our subsidiaries, which means that creditors of our subsidiaries (including, in the case of the Bank, its depositors) generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those assets. Even if we become a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any debt of that subsidiary senior to the debt held by us, and our rights could otherwise be subordinated to the rights of other creditors and depositors of that subsidiary. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on the Notes.

We may incur a substantial level of debt that could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under the Notes.

Neither we, nor any of our subsidiaries, are subject to any limitations under the terms of the Subordinated Indenture from issuing, accepting or incurring any amount of additional debt, deposits or other liabilities, including Senior Indebtedness or other obligations ranking senior to or equally with the Notes. We expect that we and our subsidiaries will incur additional debt and other liabilities from time to time, and our level of debt and the risks related thereto could increase.

A substantial level of debt could have important consequences to holders of the Notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt, including the Notes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for other purposes;

•	increasing our vulnerability to adverse economic and industry conditions, which could place us at a disadvantage relative to our competitors that have less debt;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

•	limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

In addition, a breach of any of the restrictions or covenants in our existing debt agreements could cause a cross-default under other debt agreements. A significant portion of our debt then may become immediately due and payable. We are not certain whether, if this were to occur, we would have, or be able to obtain, sufficient funds to make these accelerated payments. If any of our debt is accelerated, our assets may not be sufficient to repay such debt in full.

The Subordinated Indenture has limited covenants and does not contain any limitations on our ability to grant or incur a lien on our assets, sell or otherwise dispose of assets, pay dividends or repurchase our capital stock, which means your investment may not be protected.

In addition to the absence of any restrictions on us or our subsidiaries on incurring any additional debt or other liabilities, we are not restricted under the Subordinated Indenture from granting security interests over our assets, or from paying dividends or issuing or repurchasing our securities. Also, there are no covenants in the Subordinated Indenture requiring us to achieve or maintain any minimum financial results relating to our financial position or results of operations. You are not protected under the Subordinated Indenture in the event of a highly leveraged transaction, reorganization, default under our existing indebtedness, restructuring, merger or similar transaction that may adversely affect our ability to make payments on the Notes when due.

Our access to funds from OceanFirst Bank may become limited, thereby restricting our ability to make payments on our obligations.

The Company is a separate and distinct legal entity from the Bank and our other subsidiaries. Our principal sources of funds to make payments on the Notes and our other obligations are dividends, distributions and other payments from the Bank.

Federal and state banking regulations limit dividends from the Bank to us. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below regulatory minimum capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. The total amount available for payment of dividends by the Bank was approximately $100.1 million at December 31, 2019, based on the Bank’s retained net income for 2019 and the two prior years and the Bank maintaining enough capital to be considered well-capitalized. During the year ended December 31, 2019, the Bank paid dividends of $79.0 million to us. In addition, federal bank regulatory agencies have the authority to prohibit the Bank from engaging in unsafe or unsound practices in conducting its business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the Bank, could be deemed an unsafe or unsound practice.

Dividend payments from the Bank would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if the Bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, the Bank is subject to restrictions under federal law that limit its ability to transfer funds or other items of value to us and our non-bank subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by the Bank with us are limited to 10% of the Bank’s capital stock and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of the Bank’s capital stock and surplus. Moreover, loans and extensions of credit by the Bank to its affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms.

Accordingly, we can provide no assurance that we will receive dividends or other distributions from our subsidiaries, including the Bank, in an amount sufficient to pay interest on or principal of the Notes.

We may not be able to generate sufficient cash to service all of our debt, including the Notes.

Our ability to make scheduled payments of principal and interest, or to satisfy our obligations in respect of our debt or to refinance our debt, will depend on the future performance of our operating subsidiaries, primarily the Bank. Prevailing economic conditions (including interest rates), regulatory constraints, including, among other things, limiting distributions to us from the Bank and required capital levels with respect to the Bank and certain of our nonbank subsidiaries, and financial, business and other factors, many of which are beyond our control, will also affect our ability to meet these needs. Our subsidiaries may not be able to generate sufficient cash flows from operations, or we may be unable to obtain future borrowings in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt when needed on commercially reasonable terms or at all.

Regulatory guidelines may restrict our ability to pay the principal of and accrued and unpaid interest on, the Notes, regardless of whether we are the subject of an insolvency proceeding.

As a bank holding company, our ability to pay the principal of, and interest on, the Notes is subject to the rules and guidelines of the Federal Reserve regarding capital adequacy. We intend to treat the Notes as “Tier 2 capital” under these rules and guidelines. The Federal Reserve guidelines generally require us to review the effects of the cash payment of Tier 2 capital instruments, such as the Notes, on our overall financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the amounts we have paid on Tier 2 capital instruments for those periods, as well as our projected rate of earnings retention. Moreover, pursuant to federal law and the Federal Reserve regulations, as a bank holding company, we are required to act as a source of financial and managerial strength to the Bank and commit resources to its support, including the guarantee of its capital plans if it becomes undercapitalized. Such support may be required at times when we may not otherwise be inclined or able to provide it. As a result of the foregoing, we may be unable to pay accrued interest on the Notes on one or more of the scheduled interest payment dates, or at any other time, or the principal of the Notes at the maturity of the Notes.

If we were to be the subject of a bankruptcy proceeding under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee would be deemed to have assumed, and would be required to cure, immediately any deficit under any commitment we have to any of the federal banking agencies to maintain the capital of the Bank, and any other insured depository institution for which we have such a responsibility, and any claim for breach of such obligation would generally have priority over most other unsecured claims

Holders of the Notes will have limited rights, including limited rights of acceleration, if there is an event of default.

Payment of principal on the Notes may be accelerated only in the case of certain events of bankruptcy or insolvency involving us or the Bank. There is no automatic acceleration, or right of acceleration, in the case of default in the payment of principal of or interest on the Notes, or in the performance of any of our other obligations under the Notes or the Subordinated Indenture. Our regulators can, in the event we or the Bank become subject to an enforcement action, prohibit the Bank from paying dividends to us, and prevent payment of interest or principal on the Notes and any dividends on our capital stock, but such limits will not permit acceleration of the Notes. See “Description of the Subordinated Notes—Events of Default.”

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the Notes.

The Notes are a new issue of securities for which there is no established trading market, and we do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on a quotation system. The underwriter has advised us that they intend to make a market in the Notes, as permitted by applicable laws and regulations; however, the underwriter is not obligated to make a market in the Notes and may discontinue its market-making activities at any time without notice. In addition, the liquidity of the trading market for the Notes, if any, will depend upon, among other things, the number of holders of the Notes, our performance and prospects, the market for similar securities, the interest of securities dealers in making a market in the Notes and other factors. As a result, we cannot provide you with any assurance regarding whether a trading market for the Notes will develop or the ability of holders of the Notes to sell their Notes.

The market value of the Notes may be less than the principal amount of the Notes.

If a market develops for the Notes, the prices at which holders may be able to sell their Notes may be affected, potentially adversely, by a number of factors. These factors include: the method of calculating the principal, premium, if any, interest or other amounts payable, if any, on the Notes; the time remaining to maturity of the Notes; the ranking of the Notes; the aggregate amount outstanding of the Notes; any redemption or repayment features of the Notes; any changes in the ratings on the Notes provided by any rating agency; the prevailing interest rates being paid by other companies similar to us; the level, direction, and volatility of market interest rates generally; general economic conditions of the capital markets in the United States; geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally; the extent of any market-making activities with respect to the Notes; and the operating performance of the Bank. Often, the only way to liquidate your investment in the Notes prior to maturity will be to sell the Notes. At that time, there may be a very illiquid market for the Notes or no market at all.

Our credit ratings may not reflect all risks of an investment in the Notes, and changes in our credit ratings may adversely affect your investment in the Notes.

The credit ratings of our indebtedness are an assessment by rating agencies of our ability to pay our debts when due. These ratings are not recommendations to purchase, hold or sell the Notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor, are limited in scope, and do not address all material risks relating to an investment in the Notes, but rather reflect only the view of each rating agency at the time the rating is issued. The ratings are based on current and historical information furnished to the rating agencies by us and information obtained by the rating agencies from other sources. An explanation of the significance of such rating may be obtained from such rating agency. There can be no assurance that such credit ratings will remain in effect for any given period of time, or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant.

The credit ratings assigned to the Notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the Notes. In addition, any real or anticipated changes in our credit ratings will generally affect the trading market for, or the trading value of, the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed in an investment in the Notes and the suitability of investing in the Notes in light of your particular circumstances. No report of the rating agencies is incorporated by reference herein.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             . We intend to use the net proceeds from this offering for general corporate purposes, which may include providing capital to support our organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of our common stock and for investments in the Bank as regulatory capital.

Our management will have broad discretion in the use of the net proceeds from the sale of the Notes. Pending the use of the net proceeds of this offering as described above, we may invest such proceeds in highly liquid, short-term securities or in deposit accounts at the Bank.

CAPITALIZATION

The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2019:

•	on an actual basis,

•

on an adjusted basis to give effect to (i) the 2020 Acquisitions, and (ii) the sale of the Notes for total net proceeds of approximately $                 after deducting the underwriting discount and estimated offering expenses.

This information should be read together with the financial and other data in this prospectus supplement as well as the audited consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Conditions and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus supplement.

	As of December 31, 2019
(dollars in thousands, except per share data)	Actual	As Adjusted
Cash and due from banks	$120,544	$120,544
Long Term Debt
5.125% Fixed-to-Floating Rate Subordinated Notes due 2026	35,000	35,000
Fixed-to-floating rate junior subordinated deferrable interest debentures due 2034	—	10,000
Fixed-to-floating rate subordinated debentures due December 31, 2025	—	8,000
Fixed-to-floating rate subordinated debentures due October 1, 2025	—	7,500
% subordinated notes due 2030 offered hereby	—	(1)
Federal Home Loan Bank advances	519,260	519,260
Other Borrowings	96,801	—
Stockholders’ equity:
Preferred stock, $.01 par value, $1,000 liquidation preference, 5,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 150,000,000 shares authorized, 51,991,856 shares issued and 50,405,048 and 60,741,735 shares outstanding, actual and as adjusted, respectively	519	623 (2)
Additional paid-in capital	840,691	1,075,984
Retained earnings	358,668	358,668
Accumulated other comprehensive loss	(1,208)	(1,208)
Less: Unallocated common stock held by Employee Stock Ownership Plan	(8,648)	(8,648)
Treasury stock, 1,586,808 shares at December 31, 2019	(36,903)	(10,837)
Common stock acquired by Deferred Compensation Plan	(92)	(92)
Deferred Compensation Plan Liability	92	92

Total stockholders’ equity	$1,153,119	$1,414,582

(1)	Represents the aggregate principal amount of the Notes, reduced by the underwriting discount ($ ) and estimated offering expenses ($ ).
(2)	Reflects the issuance of 10,336,687 shares of the Company’s common stock in connection with the 2020 Acquisitions.

DESCRIPTION OF THE SUBORDINATED NOTES

The following summary of the     % Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Notes”) does not purport to be complete and is qualified in its entirety by the Subordinated Indenture (as defined below) and the Notes, including the definitions therein of certain terms. Unless otherwise specified, capitalized terms used in this summary have the meanings specified in the Subordinated Indenture. The following description of the particular terms of the Subordinated Indenture and the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of subordinated debt in the accompanying prospectus, to which description we refer you. For purposes of this “Description of the Subordinated Notes,” references to the “Company,” “we” and “us” include only OceanFirst Financial Corp. and not its consolidated subsidiaries.

General

The Notes offered hereby will be issued under a subordinated debt indenture, dated as of April    , 2020, as amended and supplemented by a supplemental indenture, dated as of April    , 2020, between the Company and Wilmington Trust, National Association, as trustee, which together we refer to in this summary as the “Subordinated Indenture.”

The Notes will be our general unsecured, subordinated obligations and will rank senior to our existing fixed/floating rate junior subordinated deferrable interest debentures due December 15, 2034, and equally with all of our other unsecured, subordinated obligations from time to time outstanding, including our existing 5.125% subordinated notes due September 30, 2026, fixed-to-floating rate subordinated debentures due December 31, 2025 and fixed-to-floating rate subordinated debentures due October 1, 2025. The Notes will rank junior to all of our existing and future Senior Indebtedness (as defined below) to the extent and in the manner set forth in the Subordinated Indenture. In addition, the Notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all of the existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary bank, OceanFirst Bank N.A. See “—Subordination.” The Notes will be obligations of OceanFirst Financial Corp. only and will not be obligations of, and will not be guaranteed by, any of our subsidiaries.

The Notes will mature on                , 2030 (the “Maturity Date”), unless previously redeemed or otherwise accelerated. The Notes are not convertible into, or exchangeable for, equity securities, other securities, or assets or property of the Company or its subsidiaries. There is no sinking fund for the Notes. We intend for the Notes to qualify (subject to applicable limitations) as Tier 2 capital under applicable capital regulations, guidance, and interpretations of the Federal Reserve. We do not intend to apply for the listing of the Notes on any securities exchange or the quotation of the Notes on any quotation system. The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Beginning with the interest payment date of                , 2025, and on any interest payment date thereafter, we may, at our option, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve (or, as and if applicable, the rules of any successor appropriate bank regulatory agency) (“Federal Reserve Approval”), redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. The Notes may not be redeemed by us prior to                , 2025, except that we may, at our option, subject to Federal Reserve Approval, redeem the Notes in whole, but not in part, prior to maturity, including prior to                , 2025, upon the occurrence of a “Tax Event” or a “Tier 2 Capital Event” (as such terms are defined in the Subordinated Indenture) or if we are required to register as an investment company pursuant to the 1940 Act, in each case, at a price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made in accordance with the applicable procedures of The Depository Trust Company (with its successors, “DTC”). See “— Redemption.”

Further Issues

The Subordinated Indenture does not limit the amount of Notes that we may issue from time to time in one or more series. The Subordinated Indenture permits us to increase the principal amount of the Notes by issuing additional Notes on the same terms and conditions as the Notes (except for any differences in the issue price and interest accrued prior to the date of issuance of the additional Notes), and with the same CUSIP number as the Notes, provided that the additional Notes are fungible with the Notes for United States federal income tax purposes. The Notes and any additional Notes issued by the Company will rank equally and ratably and shall be treated as a single series of securities for all purposes under the Supplemental Indenture.

Interest

From and including the date of original issuance to, but excluding,                , 2025 or the date of earlier redemption (the “fixed rate period”), the Notes will bear interest at a rate of                % per annum, payable semi-annually in arrears on                and                of each year (each, a “fixed rate interest payment date”), commencing on                , 2020. The last fixed rate interest payment date for the fixed rate period will be                , 2025.

From and including                , 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), the Notes will bear interest at a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of                basis points. For each quarterly interest period during the floating rate period, interest will be payable quarterly in arrears on                ,                ,                 and                of each year (each, a “floating rate interest payment date” and, together with the fixed rate interest payment dates, the “interest payment dates”), commencing on                , 2025. Notwithstanding the foregoing, if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

For the purpose of calculating the interest on the Notes for each interest period during the floating rate period when the Benchmark is Three-Month Term SOFR, “Three-Month Term SOFR” means the rate for Term SOFR for a tenor of three months that is published by the Term SOFR Administrator at the Reference Time for any interest period, as determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions. We will act as the initial calculation agent.

The following definitions apply to the foregoing definition of Three-Month Term SOFR:

“Benchmark” means, initially, Three-Month Term SOFR; provided that if the calculation agent determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“FRBNY’s Website” means the website of the FRBNY at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Three-Month Term SOFR Conventions, and (2) if the Benchmark is not Three-Month Term SOFR, the time determined by the calculation agent after giving effect to the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

“SOFR” means the secured overnight financing rate published by the FRBNY, as the administrator of the Benchmark (or a successor administrator), on the FRBNY’s Website.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Administrator” means any entity designated by the Relevant Governmental Body as the administrator of Term SOFR (or a successor administrator).

“Three-Month Term SOFR Conventions” means any determination, decision or election with respect to any technical, administrative or operational matter (including with respect to the manner and timing of the publication of Three-Month Term SOFR, or changes to the definition of  “interest period,” timing and frequency of determining Three-Month Term SOFR with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the use of Three-Month Term SOFR as the Benchmark in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for the use of Three-Month Term SOFR exists, in such other manner as the calculation agent determines is reasonably necessary).

The terms “Benchmark Replacement,” “Benchmark Replacement Conforming Changes,” “Benchmark Replacement Date,” “Benchmark Transition Event” and “Corresponding Tenor” have the meanings set forth below under the heading “—Effect of Benchmark Transition Event.”

Notwithstanding the foregoing paragraphs related to the determination of interest, if the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to Three-Month Term SOFR, then the provisions set forth below under the heading “—Effect of Benchmark Transition Event,” which we refer to as the “benchmark transition provisions,” will thereafter apply to all determinations of the interest rate on the Notes for each interest period during the floating rate period. In accordance with the benchmark transition provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest rate on the Notes for each interest period during the floating rate period will be an annual rate equal to the Benchmark Replacement plus                basis points.

Absent manifest error, the calculation agent’s determination of the interest rate for an interest period for the Notes will be binding and conclusive on you, the trustee and us. The calculation agent’s determination of any interest rate, and its calculation of interest payments for any period, will be maintained on file at the calculation agent’s principal offices, will be made available to any holder of the Notes upon request and will be provided to the trustee.

Interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months during the fixed rate period and on the basis of a 360-day year and the actual number of days elapsed during the floating rate period. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the Notes, subject to certain exceptions, will accrue during the applicable interest period. When we use the term “interest period,” we mean the period from and including the immediately preceding interest payment date in respect of which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from and including the date of issuance of the Notes to, but excluding, the applicable interest payment date or the Maturity Date or date of earlier redemption, if applicable. If a fixed rate interest payment date or the Maturity Date falls on a day that is not a business day, then the interest payment or the payment of principal and interest at maturity will be paid on the next succeeding business day, but the payments made on such dates will be treated as being made on the date that the payment was first due and the holders of the Notes will not be entitled to any further interest or other payments. If a floating rate interest payment date falls on a day that is not a business day, then such floating rate interest payment date will be postponed to the next succeeding business day unless such day falls in the next succeeding calendar month, in which case such floating rate interest payment date will be accelerated to the immediately preceding business day, and, in each such case, the amounts payable on such business day will include interest accrued to, but excluding, such business day.

Interest on each Note will be payable to the person in whose name such Note is registered on the fifteenth day immediately preceding the applicable interest payment date, whether or not such day is a business day. Any interest which is payable, but is not punctually paid or duly provided for, on any interest payment date shall cease to be payable to the holder on the relevant record date by virtue of having been a holder on such date, and such defaulted interest may be paid by us to the person in whose name the Notes are registered at the close of business on a special record date for the payment of defaulted interest, or in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed. However, interest that is paid on the Maturity Date will be paid to the person to whom the principal will be payable. Interest will be payable by wire transfer in immediately available funds in U.S. dollars at the office of the principal paying agent or, at our option in the event the Notes are not represented by global notes, by check mailed to the address of the person specified for payment in the preceding sentences.

If the then-current Benchmark is Three-Month Term SOFR, the calculation agent will have the right to establish the Three-Month Term SOFR Conventions, and if any of the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period are inconsistent with any of the Three-Month Term SOFR Conventions determined by the calculation agent, then the relevant Three-Month Term SOFR Conventions will apply. Furthermore, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR at any time when any of the Notes are outstanding, then the foregoing provisions concerning the calculation of the interest rate and interest payments during the floating rate period will be modified in accordance with the benchmark transition provisions.

“Business day” means (i) each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close or (ii) a day on which the corporate trust office of the trustee is not closed for business.

Ranking

The Notes are our general unsecured, subordinated obligations and are:

•	junior in right of payment to any of our existing and future Senior Indebtedness;

•	equal in right of payment with any of our existing and future subordinated indebtedness;

•	senior to our obligations relating to any junior subordinated debt securities issued to our capital trust subsidiaries;

•	effectively subordinated to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•

structurally subordinated to any existing and future liabilities and obligations of our subsidiaries, including the deposit liabilities and claims of other creditors of our subsidiary bank, OceanFirst Bank N.A.

Subordination

The Notes are junior in right of payment to the prior payment in full of all our Senior Indebtedness. This means that, under certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our Senior Indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of the Notes will be entitled to receive any amounts under the Notes. These circumstances include when we make a payment or distribute assets to creditors upon our liquidation, dissolution, winding up or reorganization.

These subordination provisions mean that if we are insolvent, a direct holder of a specific amount of our Senior Indebtedness may ultimately receive more of our assets than a direct holder of the same amount of Notes, and our creditor that is owed a specific amount may ultimately receive more of our assets than a direct holder of the same amount of Notes. The Subordinated Indenture does not limit our ability to incur Senior Indebtedness or general obligations, including indebtedness ranking equally with the Notes or secured debt.

Holders of the Notes may not accelerate the maturity of the Notes, except upon an event of default. See “—Events of Default” below.

The Subordinated Indenture provides that, unless all principal of and any premium or interest on Senior Indebtedness has been paid in full, no payment or other distribution may be made in respect of any Notes under the following circumstances:

•

in the event of any insolvency or bankruptcy case or proceedings, or any receivership, liquidation, reorganization, dissolution, winding up, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets;

•

in the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto, or in the event any judicial proceeding shall be pending with respect to any such default; or

•	in the event that any Notes have been declared due and payable before their stated maturity.

If the trustee or any holders of Notes receive any payment or distribution that is prohibited under the subordination provisions, and if this fact is made known to the trustee or holders at or prior to the time of such payment or distribution, then the trustee or the holders will have to pay over that money to us.

Further, in the event of any insolvency or bankruptcy case or proceedings, or any receivership, liquidation, reorganization, assignment for the benefit of creditors or other similar proceedings or events involving us or our assets, any creditors in respect of general obligations will be entitled to receive payment in full of all amounts due or to become due on or in respect of such general obligations, before any amount is made available for payment or distribution to the holders of the Notes.

Even if the subordination provisions prevent us from making any payment when due on the Notes, we will be in default on our obligations under the Notes if we do not make the payment when due. This means that the trustee and the holders of Notes can take action against us, but they will not receive any money until the claims of the holders of Senior Indebtedness have been fully satisfied.

The Subordinated Indenture allows the holders of Senior Indebtedness to obtain a court order requiring us and any holder of Notes to comply with the subordination provisions.

The Subordinated Indenture defines “Senior Indebtedness” as:

•

the principal (and premium, if any) of and interest in respect of our indebtedness for purchased or borrowed money, whether or not evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	our capital lease obligations;

•

our obligations issued or assumed as the deferred purchase price of property, our conditional sale obligations and our obligations under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business;

•

our obligations arising from off-balance sheet guarantees and direct credit substitutes, including obligations in respect of any letters of credit, bankers’ acceptances, security purchase facilities and similar credit transactions;

•

our obligations associated with derivative products, including obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	any of the above listed obligations of other persons the payment of which we are responsible or liable for, as obligor, guarantor or otherwise;

•	any of the above listed obligations of other persons secured by any lien on any of our property or assets whether or not we assume that obligation; and

•	any deferrals, renewals or extensions of any of the above listed obligations.

However, Senior Indebtedness does not include:

•	the Notes;

•	trade accounts payable arising in the ordinary course of business; and

•

any indebtedness that by its terms ranks on an equal basis with, or junior to, the Notes, including: the $35.0 million aggregate principal amount of our 5.125% subordinated notes due September 30, 2026, the $8.0 million aggregate principal amount of our fixed-to-floating rate subordinated debentures due December 31, 2025, the $7.5 million aggregate principal amount of our fixed-to-floating rate subordinated debentures due October 1, 2025 and the $10.0 million aggregate principal amount of our fixed/floating rate junior subordinated deferrable interest debentures due December 15, 2034.

As of December 31, 2019, the Company had no Senior Indebtedness outstanding on a consolidated basis. The Notes and the Subordinated Indenture do not contain any limitation on the amount of Senior Indebtedness that we may hereafter incur.

We are a financial holding company and substantially all of our assets are held by our direct and indirect subsidiaries. We rely on dividends and other payments or distributions from our subsidiaries to pay the interest on our debt obligations (such as the Notes offered hereby), which interest expense was $5.4 million and $5.0 million for December 31, 2019 and 2018, respectively (holding company only). Federal and state bank regulations impose certain restrictions on the ability of our bank subsidiaries to pay dividends directly or indirectly to us, to make any extensions of credit to us or certain of our affiliates and to invest in our stock or securities. These regulations also prevent us from borrowing from our bank subsidiaries unless the loans are secured by collateral. Accordingly, we may not have access to sufficient cash to make payments on the Notes. See “Risk Factors” in this prospectus supplement and the accompanying prospectus and Item “1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

Because we are a holding company, our right and the rights of our creditors, including holders of the Notes, to participate in any distribution of assets of any of our subsidiaries upon their liquidation, reorganization, dissolution, winding up or otherwise would be subject to the prior claims of creditors of that subsidiary (except to the extent that we are a creditor with a recognized claim). In the event of any such distribution of assets of our bank subsidiaries due in part to their status as insured depository institutions, the claims of depositors and other general or subordinated creditors of such bank subsidiaries would be entitled to priority over claims of shareholders of such bank subsidiary, including us as its parent holding company and any creditor of ours, such as holders of the Notes. As of December 31, 2019, OceanFirst Bank N.A. had $6.3 billion of deposits,

$519.3 million of FHLB advances, including advances with an original maturity term of less than one year, $71.7 million of customer repurchase agreements and $96.8 million of other borrowings, to which the Notes will be structurally subordinated.

No Additional Amounts

In the event that any payment on the Notes is subject to withholding of any U.S. federal income tax or other tax or assessment (as a result of a change in law or otherwise), we will not pay additional amounts with respect to such tax or assessment. For a discussion relating to certain U.S. federal income tax consequences of the ownership and disposition of the Notes, see “U.S. Federal Income Tax Considerations.”

Redemption

We may, at our option, beginning with the interest payment date of                , 2025, but not prior thereto (except upon the occurrence of certain events specified below), and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the Federal Reserve Approval, at a price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

The Notes may not otherwise be redeemed prior to the Maturity Date, except that we may also, at our option, redeem the Notes, in whole, but not in part, subject to obtaining the Federal Reserve Approval, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption, at any time, including before                , 2025, upon the occurrence of:

•

a “Tax Event,” defined in the Subordinated Indenture to mean the receipt by us of an opinion of independent tax counsel to the effect that as a result of (a) an amendment to or change (including any announced prospective amendment or change) in any law or treaty, or any regulation thereunder, of the United States or any of its political subdivisions or taxing authorities; (b) a judicial decision, administrative action, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an “administrative or judicial action”); or (c) an amendment to or change in any official position with respect to, or any interpretation of, an administrative or judicial action or a law or regulation of the United States that differs from the previously generally accepted position or interpretation, in each case, which change or amendment or challenge becomes effective or which pronouncement, or decision or challenge is announced on or after the original issue date of the Notes, there is more than an insubstantial risk that interest payable by us on the Notes is not, or, within 90 days of the date of such opinion, will not be, deductible by us, in whole or in part, for United States federal income tax purposes;

•

a “Tier 2 Capital Event,” defined in the Subordinated Indenture to mean our good faith determination that, as a result of (a) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the original issue date of the Notes; (b) any proposed change in those laws, rules or regulations that is announced or becomes effective after the original issue date of the Notes; or (c) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules, regulations, policies or guidelines with respect thereto that is announced after the original issue date of the Notes, there is more than an insubstantial risk that we will not be entitled to treat the Notes then outstanding as “Tier 2 Capital” (or its equivalent) for purposes of the capital adequacy rules or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency) as then in effect and applicable to us, for so long as any Notes are outstanding; or

•	the Corporation becoming required to register as an investment company pursuant to the 1940 Act.

In the event of any redemption of the Notes, we will deliver or cause to be delivered a notice of redemption (which notice may be conditional in our discretion on one or more conditions precedent, and the redemption date may be delayed until such time as any or all of such conditions have been satisfied or revoked by us if we determine that such conditions will not be satisfied) to each holder of Notes (with a copy to the trustee) not less than 15 nor more than 60 days prior to the redemption date.

Any partial redemption will be made in accordance with DTC’s applicable procedures among all of the holders of the Notes. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state that it is a partial redemption and the portion of the principal amount thereof to be redeemed. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. The Notes are not subject to redemption or prepayment at the option of the holders.

Events of Default

The only “events of default” with respect to the Notes under the Subordinated Indenture are certain events related to our bankruptcy or insolvency, whether voluntary or involuntary, or certain events related to the insolvency of OceanFirst Bank, N.A., which represents 50% or more of our consolidated assets or any subsidiary of ours in the future which represents 50% or more of our consolidated assets. If an event of default with respect to the Notes occurs and is continuing, the principal amount of all of the Notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder of the Notes. If an event of default with respect to Notes occurs and is continuing, the trustee may enforce its rights and the rights of the holders of the Notes by any judicial proceedings that the trustee deems to be most effectual to do so.

The maturity of the Notes may only be accelerated upon the occurrence of an event of default described above. There is no right of acceleration of the payment of principal of the Notes upon a “default” in the payment of principal of or interest on the Notes or in the performance of any of our covenants or agreements contained in the Notes, in the Subordinated Indenture or any of our other obligations or liabilities, including the events described as a “default” below. For purposes of the Notes, “default” means (i) a default in the payment of principal of the Notes when due, whether at maturity, by acceleration of maturity or otherwise, (ii) a default in the payment of interest on the Notes when due, which continues for 30 days, and (iii) our default in the performance, or breach, of any term, covenant or agreement in the Subordinated Indenture applicable to us and the Notes, and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a notice of default under the Subordinated Indenture. If a default in the payment of principal of or interest on the Notes occurs and is continuing under the Subordinated Indenture, the trustee and holders of Notes will have a right to institute suit directly against us for the collection of such overdue payment. Other than upon a default in the payment of principal of or interest on the Notes, the holders of the Notes will have limited rights to institute proceedings to enforce the terms of the Subordinated Indenture.

Modification

From time to time, we, together with the trustee, may, without the consent of the holders of Notes, amend the Subordinated Indenture for one or more of the following purposes:

•	to provide for the assumption by a successor corporation of our covenants under the Subordinated Indenture;

•	to add to our covenants and the default provisions for the benefit of the holders of Notes or to surrender any right or power conferred upon us by the Subordinated Indenture;

•	to permit or facilitate the issuance of Notes in bearer form or in uncertificated form;

•	to cure ambiguities, defects or inconsistencies, so long as the amendment does not adversely affect the interests of the holders of Notes in any material respect as determined in good faith by us;

•	to appoint a successor trustee with respect to the Notes, and to make any change necessary to provide for the appointment of more than one trustee;

•	to establish the form or terms of a series of Notes;

•

to make any change to the Subordinated Indenture that (i) neither applies to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modifies the rights of any Note holder with respect to such provision, or (ii) shall become effective only when there is no such Note outstanding; or

•	to secure the Notes.

The Subordinated Indenture permits us and the trustee, with the consent of the holders of a majority in aggregate principal amount of each series of the outstanding Notes affected thereby, to modify the Subordinated Indenture in a manner affecting the rights of the holders of the Notes of such series; provided that no modification may, without the consent of the holders of each outstanding note affected:

•	change the maturity of the principal of any Note or the timing of an interest payment on a Note;

•	reduce the principal amount or the rate of interest of any Note;

•	reduce the amount of the principal of any Note which would be due and payable upon a declaration of acceleration;

•	change the place of payment where, or the coin or currency in which, any Note principal or interest is payable;

•	impair the right to institute suit for the enforcement of any such due and payable obligation;

•	modify the provisions of the Subordinated Indenture with respect to the subordination of the Notes in a manner adverse to the Note holders;

•

reduce the percentage of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver provided for in the Subordinated Indenture; or

•	modify such provisions with respect to modification or waiver.

Consolidation, Merger, Sale of Assets and Other Transactions

We will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to any person, unless:

•

if we are the surviving person or if we consolidate with or merge into another person or sell, convey, transfer or lease substantially all of our properties and assets to any person, the successor is a corporation, partnership, limited liability company or trust organized under the laws of the United States of America or any state or the District of Columbia, and the successor, if not OceanFirst Financial Corp., expressly assumes our obligations relating to the Notes and the Subordinated Indenture;

•

immediately after giving effect to the transaction, no “event of default” and no event which, after notice or lapse of time or both, would become an “event of default” shall have occurred and be continuing; and

•	certain other conditions described in the Subordinated Indenture are met.

The general provisions of the Subordinated Indenture do not limit the rights of OceanFirst Financial Corp. to enter into transactions, such as a highly-leveraged transaction, that may adversely affect the holders of the Notes.

Satisfaction and Discharge

The Subordinated Indenture provides that when, among other things, all Notes not previously delivered to the trustee for cancellation:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee,

and we irrevocably deposit or cause to be deposited with the trustee as trust funds in trust for such purpose money in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the trustee for cancellation, for the principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Maturity Date or the date of redemption, as the case may be;

then, upon our request, the Subordinated Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Subordinated Indenture with respect to the Notes. However, we will continue to be obligated to pay all other sums due under the Subordinated Indenture and to provide the officers’ certificates and opinions of counsel described in the Subordinated Indenture.

Defeasance

We may at any time terminate all of our obligations under the Notes, except for certain obligations, including those respecting the defeasance trust. Our obligations will be deemed to have been discharged if the following applicable conditions have been satisfied:

•	we have irrevocably deposited in trust with the trustee or the defeasance agent, if any, money or U.S. government obligations for the payment of principal and interest on the Notes to maturity;

•

if the Notes are then listed on any securities exchange, we have delivered to the trustee or defeasance agent an officers’ certificate to the effect that our defeasance will not cause the Notes to be delisted from such exchange;

•

such defeasance will not result in a breach or violation, or constitute a default under, any other material agreement or instrument to which we are a party (other than a breach or violation resulting from the borrowing of funds to make such deposit and the grant of any lien securing such borrowings);

•

we have delivered to the trustee and the defeasance agent, if any, an opinion of counsel to the effect that holders of the Notes will not recognize gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

•	certain other conditions set forth in the Subordinated Indenture.

Any defeasance of the Notes pursuant to the Subordinated Indenture shall be subject to our obtaining the prior approval of the Federal Reserve and any additional requirements that the Federal Reserve may impose with respect to defeasance of the Notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issue date of the Notes the Federal Reserve does not require that defeasance of instruments be subject to Federal Reserve approval in order for the instrument to be accorded Tier 2 capital treatment, then no such approval of the Federal Reserve will be required for such defeasance.

Effect of Benchmark Transition Event

Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred on or prior to the Reference Time in respect of any determination of the Benchmark on any date, then the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes during the floating rate period in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the calculation agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

Certain Defined Terms. As used herein:

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if (a) the calculation agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date or (b) the then-current Benchmark is Three-Month Term SOFR and a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Three-Month Term SOFR (in which event no Interpolated Benchmark with respect to Three-Month Term SOFR shall be determined), then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1) Compounded SOFR;

(2) the sum of: (a) the alternate rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(3) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(4) the sum of: (a) the alternate rate that has been selected by the calculation agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor, giving due consideration to any industry-accepted rate as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time, and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1) the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the calculation agent giving due consideration to any industry-accepted spread adjustment or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of  “interest period,” timing and frequency of determining rates with respect to each interest period and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the calculation agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the calculation agent determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1) in the case of clause (1) of the definition of  “Benchmark Transition Event,” the relevant Reference Time in respect of any determination;

(2) in the case of clause (2) or (3) of the definition of  “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(3) in the case of clause (4) of the definition of  “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to the Benchmark also include any reference rate underlying the Benchmark (for example, if the Benchmark becomes Compounded SOFR, references to the Benchmark would include SOFR).

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1) if the Benchmark is Three-Month Term SOFR, (a) the Relevant Governmental Body has not selected or recommended a forward-looking term rate for a tenor of three months based on SOFR, (b) the development of a forward-looking term rate for a tenor of three months based on SOFR that has been recommended or selected by the Relevant Governmental Body is not complete or (c) we determine that the use of a forward-looking rate for a tenor of three months based on SOFR is not administratively feasible;

(2) a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(4) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate being established by the calculation agent in accordance with:

(1) the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:

(2) if, and to the extent that, the calculation agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the calculation agent giving due consideration to any industry-accepted market practice for U.S. dollar-denominated floating rate securities at such time.

For the avoidance of doubt, the calculation of Compounded SOFR shall exclude the Benchmark Replacement Adjustment (if applicable) and the spread of                basis points per annum.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor, and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“ISDA” means the International Swaps and Derivatives Association, Inc. or any successor.

“ISDA Definitions” means the 2006 ISDA Definitions published by ISDA, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

The terms “FRBNY’s Website,” “Reference Time,” “Relevant Governmental Body,” “SOFR” and “Term SOFR” have the meanings set forth above under the heading “—Interest.”

Determinations and Decisions

The calculation agent is expressly authorized to make certain determinations, decisions and elections under the terms of the Notes, including with respect to the use of Three-Month Term SOFR as the Benchmark for the floating rate period and under the benchmark transition provisions. Any determination, decision or election that may be made by the calculation agent under the terms of the Notes, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding on the holders of the Notes and the trustee absent manifest error;

•	if made by us as calculation agent, will be made in our sole discretion;

•

if made by a calculation agent other than us, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we reasonably object; and

•	notwithstanding anything to the contrary in the subordinated indenture, shall become effective without consent from the holders of the Notes, the trustee or any other party.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The Notes offered hereby will be issued only in fully registered form, without interest coupons, and in minimal denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The Notes offered hereby will be evidenced by a global note which will be deposited with, or on behalf of, DTC, or any successor thereto, and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note will not be registered in the name of any person, or exchanged for Notes that are registered in the name of any person, other than DTC or its nominee, unless one of the following occurs:

•

DTC notifies us that it is unwilling or unable to continue acting as the depositary for the global note, or DTC has ceased to be a clearing agency registered under the Exchange Act, and in either case we fail to appoint a successor depositary; or

•	an event of default with respect to the Notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered. Any such Notes in certificated form will be issued in minimum denominations of $1,000 and multiples of $1,000 in excess thereof and may be transferred or exchanged only in such minimum denominations.

DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot get Notes registered in your name if they are represented by the global note;

•	you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global note;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions (such as a securities broker or dealer) that have accounts with the DTC or its nominee (called “participants”) and persons that may hold beneficial interests through participants (including through Euroclear Bank SA/NV or Clearstream Banking, société anonyme, as DTC participants) can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

Secondary trading in bonds and notes of corporate issuers is generally settled in clearing-house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on and principal of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

You may exchange or transfer the Notes at the corporate trust office of the trustee for the Notes or at any other office or agency maintained by us for those purposes. We will not require payment of a service charge for any transfer or exchange of the Notes, but OceanFirst Financial Corp. may require payment of a sum sufficient to cover any applicable tax or other governmental charge.

We have been informed that, with respect to any cash payment of interest on or principal of the global note, DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in Notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in “street name.”

We also understand that neither DTC nor Cede will consent or vote with respect to the Notes. We have been advised that under its usual procedures, DTC will mail an “omnibus proxy” to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the Notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the Notes represented by the global note as to which such participant has, or participants have, given such direction.

DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Calculation Agent

We will appoint a calculation agent for the Notes prior to the commencement of the floating rate period and will keep a record of such appointment at our principal offices, which will be available to any holder of the Notes upon request. In addition, we or an affiliate of ours may assume the duties of the calculation agent. We will act as the initial calculation agent.

The Trustee

The trustee for the holders of Notes issued under the Subordinated Indenture is Wilmington Trust, National Association. If an event of default with respect to the Notes occurs, and is not cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his or her own affairs in the exercise of its powers. The trustee will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request of any holders of the Notes, unless they have offered to the trustee security or indemnity satisfactory to the trustee.

Wilmington Trust, National Association, in the future, may be the trustee under other indentures pursuant to which we issue debt. Pursuant to the Trust Indenture Act of 1939, if a default occurs with respect to the securities of any series, the trustee will be required to eliminate any conflicting interest as defined in the Trust Indenture Act or resign as trustee with respect to the securities of that series within 90 days of such default, unless such default were cured, duly waived or otherwise eliminated.

Payment and Paying Agents

We will pay principal and interest on the Notes at the corporate trust office of the trustee or at the office of any paying agent that we may designate.

We will pay any interest on the Notes to the registered owner of the Notes at the close of business on the record date for the interest, except in the case of defaulted interest. Interest payable at maturity of the Notes will be paid to the registered holder to whom principal is payable. We may at any time designate additional paying agents or rescind the designation of any paying agent.

Any moneys deposited with the trustee or any paying agent, or then held by us in trust, for the payment of the principal of and interest on any Note that remains unclaimed for two years after the principal or interest has become due and payable will, at our request, be repaid to us, or (if then held by us) be discharged from such trust. After repayment to us, you are entitled to seek payment only from us as a unsecured general creditor.

Governing Law

The Subordinated Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Notes as of the date hereof. Unless otherwise noted, this summary addresses only holders that acquire Notes in this offering at the initial offering price and hold the Notes as capital assets.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of that holder’s particular circumstances or certain types of holders subject to special treatment under U.S. federal income tax law (e.g., financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, real estate investment trusts, regulated investment companies, accrual method taxpayers that are required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements, persons holding Notes as a position in a “straddle,” or as part of a synthetic security or “hedge,” “conversion transaction,” “constructive sale,” or other integrated investment, persons whose functional currency is not the U.S. dollar, and tax-exempt organizations). Furthermore, this summary does not address considerations relating to the alternative minimum tax, the Medicare tax on certain net investment income, any U.S. federal estate or gift tax consequences or tax consequences arising under the tax laws of any state, locality, or non-U.S. jurisdiction.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations, and published rulings and court decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could alter the U.S. federal income tax considerations described below. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought on any of the issues discussed herein; accordingly, there can be no assurance that the IRS would not assert, or that a court would not sustain, positions contrary to those described in this summary.

As used herein, “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation created or organized in, or under the laws of, the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) it is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) are authorized to control all of the trust’s substantial decisions or (b) it has in effect a valid election under applicable Treasury regulations to be treated as a United States person, and “Non-U.S. Holder” means any beneficial owner of a Note (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership holds the Notes, the federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE FEDERAL, STATE, LOCAL, NON-U.S., AND ANY OTHER TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE NOTES.

U.S. Federal Income Tax Characterization of the Notes

We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes and, unless otherwise indicated, this discussion assumes such treatment to be correct. Based on the applicable Treasury regulations and the expected pricing terms of the Notes, we do not expect the Notes to be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes. If the Notes were to be treated as issued with OID, the timing and amount of income inclusions may be different than as described herein.

U.S. Holders

Interest on the Notes will generally be subject to tax as ordinary income at the time it is received or accrued by a U.S. Holder in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, or other taxable disposition of a Note in an amount equal to the difference, if any, between the amount realized on such disposition (other than any amount attributable to accrued but unpaid interest, which will be taxable as interest income) and the U.S. Holder’s adjusted tax basis in its Notes. A U.S. Holder’s adjusted tax basis in a Note will generally be the U.S. Holder’s purchase price for the Note decreased by any amount received on the Note other than stated interest. Any gain or loss recognized on a disposition of Notes will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Notes exceeds one year at the time of the disposition. Long-term capital gains recognized by individuals and certain other non-corporate U.S. Holders generally are eligible for reduced rates of taxation. Deductions in respect of capital losses are subject to limitations.

Non-U.S. Holders

A Non-U.S. Holder will generally not be subject to U.S. federal withholding tax on interest received in respect of the Notes, provided that Non-U.S. Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation directly or indirectly related to the Company within the meaning of Section 881(c)(3)(C) of the Code, and (iii) provides its name and address and certifies, under penalty of perjury, to the applicable withholding agent on IRS Form W-8BEN or W-8BEN-E (or appropriate substitute form) that it is not a U.S. person and that no withholding is required pursuant to FATCA (discussed below) or certain other certification requirements are satisfied.

A Non-U.S. Holder that does not qualify for an exemption from U.S. federal withholding tax under the rules described above will be subject to withholding at a rate of 30% (or such lower rate as an applicable treaty may provide) on interest received in respect of the Notes.

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on interest received in respect of the Notes unless such interest is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States). A Non-U.S. Holder that is subject to U.S. federal income tax on interest under the rules described in the preceding sentence will not be subject to U.S. federal withholding tax on any such amounts that might otherwise be subject to U.S. withholding tax, if such Non-U.S. Holder satisfies certain certification requirements under penalty of perjury (generally, through the provision of a properly completed and executed IRS Form W-8ECI).

Gain realized by a Non-U.S. Holder on the sale, exchange, retirement, or other disposition of the Notes (other than gain that represents accrued but unpaid interest not previously included in income, which will be subject to the rules regarding interest) will generally not be subject to U.S. federal withholding tax. Such gain also will generally not be subject to U.S. federal income tax, unless the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States) or, in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Interest or gain that is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States will be subject to tax under the rules applicable to U.S. Holders. In addition, a Non-U.S. Holder that is a foreign corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate as an applicable treaty may provide) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

The Foreign Account Tax Compliance Act (“FATCA”)

FATCA and existing guidance issued thereunder will generally require withholding at a rate of 30% on interest payments in respect of Notes held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement (i) to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and (ii) to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future U.S. Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which Notes are held will affect the determination of whether such withholding is required. Similarly, interest in respect of Notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Issuing Entity will in turn provide to the IRS. The Company will not pay any additional amounts to holders in respect of any amounts withheld pursuant to FATCA. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on an investment in the Notes.

THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE NOTES YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE NOTES IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) imposes certain requirements on employee benefit plans that are subject to Part 4 of Subtitle B of Tile I of ERISA (“ERISA Plans”) and Section 4975 of the Code also imposes certain requirements on ERISA Plans, as well as on individual retirement accounts (“IRAs”), Keogh plans or other plans and arrangements subject to Section 4975 of the Code. Entities (including certain insurance company general accounts) with underlying assets deemed “plan assets” (as defined in U.S. Department of Labor regulation 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”)) by reason of any such plan’s or arrangement’s investment therein are also subject to these requirements under Part 4 of Subtitle B of Tile I of ERISA and Section 4975 of the Code. We refer to all of the foregoing in this paragraph collectively as “Plans.”

Governmental, certain church and non-U.S. plans (“Non-ERISA Arrangements”) are not subject to Part 4 of Subtitle B of Title I of ERISA or Section 4975 of the Code, but may be subject to laws that are substantially similar (each, a “Similar Law”).

The following discussion summarizes certain aspects of ERISA, the Code and Similar Laws that may affect the decision by a Plan or Non-ERISA Arrangement to invest in the Notes, is general in nature and is not intended to be a complete discussion of applicable laws and regulations pertaining to an investment in the Notes by a Plan or Non-ERISA Arrangement. The following discussion is based on applicable law and regulations in effect as of the date of this prospectus supplement; we do not undertake any obligation to update this summary as a result of changes in applicable law or regulations. Fiduciaries of Plans and Non-ERISA Arrangements should consult their own legal counsel before investing in the Notes. References herein to the purchase, holding or disposition of Notes also refer to the purchase, holding or disposition of any beneficial interest in the Notes.

Fiduciary Considerations

Before investing in the Notes, the fiduciary of an ERISA Plan should consider whether an investment will satisfy the applicable requirements set forth in Part 4 of Subtitle B or Title I of ERISA, including whether, to the extent applicable, the investment:

•	will satisfy the prudence and diversification standards of ERISA;

•	will be made solely in the interests of the participants and beneficiaries of the Plan;

•	is permissible under the terms of the Plan and its investment policies and other governing instruments; and

•	is for the exclusive purpose of providing benefits to the participants and beneficiaries of the Plan and for defraying the reasonable expenses of administering the Plan.

The fiduciary of a Plan should consider all relevant facts and circumstances, including, as applicable, the limitations imposed on transferability, whether the Notes will provide sufficient liquidity in light of the foreseeable needs of the Plan, that the Notes are unsecured and subordinated, and the tax consequences of the investment. The fiduciary of a Non-ERISA Arrangement should consider whether an investment in the Notes satisfies its obligations imposed under Similar Laws and whether an investment is consistent with the terms of the governing instruments of the Non-ERISA Arrangement. Neither we, the underwriter or any of our or its affiliates will provide advice in a fiduciary capacity to any Plan with respect to an investment in the Notes.

Prohibited Transactions

Section 406 of ERISA and Section 4975 of the Code may prohibit certain transactions involving the assets of a Plan and those persons who have specified relationships with the Plan, called “parties in interest” under ERISA and “disqualified persons” under Section 4975 of the Code (collectively, “parties in interest”). Parties in interest who engage in a nonexempt prohibited transaction may be subject to excise taxes, and parties in interest and fiduciaries may be subject to other liabilities. In addition, a nonexempt prohibited transaction may be subject to rescission. Similar Law may include prohibitions applicable to Non-ERISA Arrangements that are similar to the prohibited transaction rules contained in ERISA and the Code. A fiduciary considering an investment in the Notes should consider whether the investment, including the holding or disposition of the Notes, may constitute or give rise to such a prohibited transaction for which an exemption is not available.

We, the underwriter and our or the underwriter’s respective current and future affiliates may be parties in interest with respect to many Plans, and the purchase, holding or disposition of the Notes by, on behalf of, or with the assets of, any such Plan could give rise to a prohibited transaction under ERISA or the Code.

A prospective purchaser that is, or is acting on behalf of, or with the assets of, a Plan should consider the applicability of certain exemptive relief available under administrative exemptions issued by the U.S. Department of Labor, which include the following prohibited transaction class exemptions, or PTCEs: (a) the in-house asset manager exemption (PTCE 96-23); (b) the insurance company general account exemption (PTCE 95-60); (c) the bank collective investment fund exemption (PTCE 91-38); (d) the insurance company pooled separate account exemption (PTCE 90-1); and (e) the qualified professional asset manager exemption (PTCE 84-14). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide limited exemptive relief for the purchase and sale of the Notes, provided that neither we nor certain of our affiliates have or exercise any discretionary authority or control over, or render any investment advice with respect to, the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less than, adequate consideration (as defined in the exemption) in connection with the transaction (the so-called “service provider exemption”). There can be no assurance, however, that any of these or any other administrative or statutory exemptions will be available with respect to any or all otherwise prohibited transactions involving an investment in the Notes with respect to a particular Plan. Purchasers should consult their own legal counsel to determine whether any investment will constitute a prohibited transaction and, if so, whether exemptive relief is available.

Each purchaser or holder of a Note, including each fiduciary who causes an entity to purchase or hold a Note, shall be deemed to have represented and warranted on each day such purchaser or holder holds such Note that either:

•	it is neither a Plan nor a Non-ERISA Arrangement, and it is not purchasing or holding the Note on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement; or

•

its purchase, holding and subsequent disposition of the Note will not constitute or result in (a) a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law, or (b) a breach of fiduciary or other duty or applicable law.

Each purchaser or holder of a Note will have exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Note does not violate ERISA, the Code or any Similar Law. Nothing contained herein shall be construed as legal or investment advice, or a representation that an investment in the Notes would meet any or all of the relevant legal requirements with respect to investments by, or that an investment in the Notes is appropriate or advisable for, Plans or Non-ERISA Arrangements, whether generally or as to any particular Plan or Non-ERISA Arrangement.

UNDERWRITING

We have entered into an underwriting agreement, dated                , with Piper Sandler & Co., with respect to the Notes being offered pursuant to this prospectus supplement. Subject to certain conditions, the underwriter agreed to purchase the aggregate principal amount of Notes in this offering.

The underwriting agreement provides that the obligations of the underwriter to purchase the Notes offered hereby is subject to certain conditions precedent such as the receipt by the underwriter of officers’ certificates and legal opinions and approval of certain legal matters by its counsel. The underwriting agreement provides that the underwriter will purchase all of the Notes offered hereby if any of them are purchased. We have agreed to indemnify the underwriter and certain of its controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Discounts

The following table shows the per Note and total underwriting discounts we will pay the underwriter:

Per Note		%
Total	$

Notes sold by the underwriter to the public initially will be offered at the public offering price set forth on the cover of this prospectus supplement. If all the Notes are not sold at the public offering price, the underwriter may change such offering price and the other selling terms. The offering of the Notes by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

We estimate that our total expenses of the offering, excluding underwriting discounts, will be approximately $                . We have also agreed to reimburse the underwriter for its legal fees and certain other expenses, up to a maximum of $150,000, incurred in connection with this offering, and up to a maximum of $5,000 for its Financial Industry Regulatory Authority, Inc. (“FINRA”) counsel fee. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

No Sales of Similar Securities

We have agreed, for a period from the date of the underwriting agreement through and including the closing date of the offering, not to, without the prior consent of the Piper Sandler & Co., directly or indirectly, issue, offer or sell, or enter into any agreement to sell, any debt securities(excluding deposit obligations) of the Company or its subsidiaries, other than the Notes.

No Public Trading Market

There is currently no public trading market for the Notes. In addition, we have not applied and do not intend to apply to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. The underwriter has advised us that it intends to make a market in the Notes. However, the underwriter is not obligated to do so and may discontinue any market-making in the Notes at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the Notes will develop, that you will be able to sell your Notes at a particular time, or that the price you receive when you sell will be favorable. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the credit ratings for the Notes, our operating performance and financial condition, general economic conditions and other factors.

Price Stabilization; Short Positions

In connection with this offering of the Notes, the underwriter may engage in overallotment, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position for the underwriter. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing, or maintaining the price of the Notes. Stabilizing transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriter engages in stabilizing transactions, it may discontinue them at any time. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus, has not been approved or endorsed by us or the underwriter and should not be relied upon by investors.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments, including, without limitation, serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriter or its affiliates have a lending relationship with us, they may hedge their credit exposure to us consistent with their customary risk management policies. The underwriter and its affiliates could hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the Notes offered by this prospectus supplement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriter by Covington & Burling LLP, Washington, D.C.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019, have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Prospectus

OCEANFIRST FINANCIAL CORP.

Common Stock

Preferred Stock

Depositary Shares

Debt Securities

Warrants

Units

We may offer, issue and sell, together or separately:

•	shares of our common stock;

•	shares of our preferred stock, which may be issued in one or more series;

•	depositary receipts, representing fractional shares of our preferred stock, which are called depositary shares;

•	debt securities, which may be issued in one or more series and which may be senior debt securities or subordinated debt securities;

•	warrants to purchase shares of our common stock, shares of our preferred stock or our debt securities; and

•	units, comprised of one or more of the other securities described in this prospectus in any combination.

We will provide the specific prices and terms of these securities in one or more supplements to this prospectus at the time of offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our securities involves a number of risks. See “Risk Factors” on page 7 before you make your investment decision.

We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to purchasers. These securities also may be resold by selling securityholders. If required, the prospectus supplement for each offering of securities will describe the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Our common stock is listed on the Nasdaq Global Select Market under the trading symbol “OCFC.” Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

These securities are not savings accounts, deposits or other obligations of any of our bank and non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 24, 2020

i

ABOUT THIS PROSPECTUS

This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Under this process, we may sell from time to time any combination of the securities described in this prospectus. This prospectus only provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide you with any information other than that contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

When used in this prospectus, the terms “OceanFirst Financial Corp.,” the “Company,” “we,” “our” and “us” refer to OceanFirst Financial Corp. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our SEC filings are available to the public at the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 28, 2020;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 26, 2019;

•	our Current Reports on Forms 8-K, filed with the SEC on January 2, 2020, January 29, 2020 and March 18, 2020, and Form 8-K/A, filed with the SEC on January 2, 2020; and

•

the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 8, 1996, and any amendment or report filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

If requested, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

OceanFirst Financial Corp.

110 West Front Street

Red Bank, New Jersey 07701

(732) 240-4500

Attention: Investor Relations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement and any documents that we incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements are generally identified by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, “will”, “should”, “may”, “view”, “opportunity”, “potential”, or similar expressions or expressions of confidence. The Company’s ability to predict results or the actual effect of plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, the following: changes in interest rates, general economic conditions, public health crises (such as the governmental, social and economic effects of the novel coronavirus), levels of unemployment in OceanFirst Bank N.A.’s (the “Bank”) lending area, real estate market values in the Bank’s lending area, future natural disasters and increases to flood insurance premiums, the level of prepayments on loans and mortgage-backed securities, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve System (the “FRB”), the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area, accounting principles and guidelines, the Bank’s ability to successfully integrate acquired operations and the other risks described in this prospectus, any prospectus supplement and our reports and other documents filed with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

THE COMPANY

OceanFirst Financial Corp. (the “Company”) is incorporated under Delaware law and serves as the holding company for the Bank. At December 31, 2019, the Company had consolidated total assets of $8.2 billion and total stockholders’ equity of $1.2 billion. The Company is subject to regulation by the Board of Governors of the FRB and the SEC. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). Currently, the Company does not transact any material business other than through its subsidiary, the Bank.

The Company has been the holding company for the Bank since it acquired the stock of the Bank upon the Bank’s conversion from a Federally-chartered mutual savings bank to a Federally-chartered capital stock savings bank in 1996 (the “Conversion”). Effective January 31, 2018, the Bank converted to a national bank charter and the Company became a bank holding company. The conversions on January 31, 2018 do not change the entities which regulate and supervise the Bank and Company. The Bank’s principal business has been, and continues to be, attracting retail and commercial deposits and investing those deposits primarily in loans, consisting of commercial real estate and other commercial loans which have become a key focus of the Bank and single-family, owner-occupied residential mortgage loans. The Bank also invests in other types of loans, including residential construction and consumer loans. In addition, the Bank invests in mortgage-backed securities, securities issued by the U.S. Government and agencies thereof, corporate securities and other investments permitted by applicable law and regulations. The Bank’s revenues are derived principally from interest on its loans, and to a lesser extent, interest on its investment and mortgage-backed securities. The Bank also receives income from bankcard services, trust and asset management, deposit account services, Bank Owned Life Insurance, derivative fee income and other fees. The Bank’s primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, investment maturities, Federal Home Loan Bank advances and other borrowings.

Acquisitions

On January 1, 2020, the Company completed its acquisition of Country Bank Holding Company, Inc. (“Country Bank”). Based on the $25.54 per share closing price of the Company’s common stock on December 31, 2019, the total transaction value was $112.8 million. The acquisition added $798 million to assets, $616 million to loans, and $654 million to deposits. Country Bank’s results of operations are not included in any of the periods presented herein.

On January 1, 2020, the Company completed its acquisition of Two River Bancorp (“Two River”). Based on the $25.54 per share closing price of the Company’s common stock on December 31, 2019, the total transaction value was $197.1 million. The acquisition added $1.1 billion to assets, $938 million to loans, and $942 million to deposits. Two River’s results of operations are not included in any of the periods presented herein.

On January 31, 2019, the Company completed its acquisition of Capital Bank of New Jersey (“Capital Bank”) which added $494.7 million to assets, $307.8 million to loans, and $449.0 million to deposits. Capital Bank’s results of operations are included in the consolidated results for the period from February 1, 2019 to December 31, 2019.

On January 31, 2018, the Company completed its acquisition of Sun Bancorp, Inc. (“Sun”) which added $2.0 billion to assets, $1.5 billion to loans, and $1.6 billion to deposits. Sun’s results of operations are included in the consolidated results for the period from February 1, 2018 to December 31, 2018.

These transactions have enhanced the Bank’s position as the premier community banking franchise in central and southern New Jersey and have provided the Company with the opportunity to grow business lines, expand geographic footprint and improve financial performance. The Company will continue to evaluate potential acquisition opportunities for those that are expected to create stockholder value.

Market Area and Competition

The Bank is a regional bank, offering a wide variety of financial services to meet the needs of the communities it serves. At December 31, 2019, the Bank operated its business through its branch office and headquarters located in Toms River, its branch and administrative office located in Red Bank, 54 additional branch offices and five deposit production facilities located throughout central and southern New Jersey. The Bank also operates commercial loan production offices in New York City, the greater Philadelphia area and in Atlantic and Mercer Counties in New Jersey. On January 1, 2020, the Bank acquired an additional 14 branches and one loan office as part of the Two River acquisition and five branches and one loan office as part of the Country Bank acquisition, which expands the Bank’s presence in both New Jersey and New York City.

The Bank is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey, approximately midway between New York City and Philadelphia. The economy in the Bank’s primary market area, which represents the broader central and southern New Jersey market is based upon a mixture of service and retail trade. Other employment is provided by a variety of wholesale trade, manufacturing, Federal, state and local government, hospitals and utilities. The area is also home to commuters working in areas in and around New York City and Philadelphia. The market area includes a significant number of vacation and second homes in the communities along the New Jersey shore. The Bank also operates in the metropolitan areas of New York City and Philadelphia, the first and eighth largest metropolitan areas, respectively, in the United States.

The Bank’s future growth opportunities will be partly influenced by the growth and stability of its geographic marketplace and the competitive environment. The Bank faces significant competition both in making loans and in attracting deposits. In addition, rapid technological changes and consumer preferences may result in increased competition for the Company’s other services, while a number of well-funded technology focused companies are innovating in the payments, distributed ledger, and cryptocurrency networks to disintermediate portions of the traditional banking model. The state of New Jersey, including the Bank’s primary market areas of central and southern New Jersey, is an attractive market to many financial institutions. Many of the Bank’s competitors are branches of significantly larger institutions headquartered out-of-market which have greater financial resources than the Bank. The Bank’s competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, internet-based providers and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions although the Bank also faces competition for deposits from short-term money market funds, other corporate and government securities funds, internet-only providers and from other financial service institutions such as brokerage firms and insurance companies. The Bank distinguishes itself from large banking competitors through its local presence and ability to deliver personalized service.

Lending Activities

At December 31, 2019, the Bank had total loans outstanding of $6.215 billion, of which $3.089 billion, or 49.7% of total loans, were commercial real estate, multi-family and land loans. The remainder of the portfolio consisted of $2.321 billion of one-to-four family residential mortgage loans, or 37.3% of total loans; $408.0 million of consumer loans, primarily home equity loans and lines of credit, or 6.6% of total loans; and, $396.4 million of commercial and industrial loans, or 6.4% of total loans. At December 31, 2019 the Bank did not have any loans held-for-sale. At that same date, 33.9% of the Bank’s total loans had adjustable interest rates.

The types of loans that the Bank may originate are subject to Federal and state laws and regulations. Interest rates charged by the Bank on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the Federal government, including the FRB, and legislative tax policies.

Investment Activities

The investment policy of the Bank as established by the Board attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement the Bank’s lending activities. Specifically, the Bank’s policies generally limit investments to government and Federal agency-backed securities, municipal securities and corporate debt obligations. The Bank’s policies provide that all investment purchases must be evaluated internally for creditworthiness and be approved by two officers (any two of the Senior Vice President/Treasurer, the Executive Vice President/Chief Financial Officer, and the President/Chief Executive Officer). The Company’s investment policy mirrors that of the Bank except that it allows for the purchase of equity securities in limited amounts.

Management determines the appropriate classification of securities at the time of purchase. If the Bank has the intent and the ability at the time of purchase to hold debt securities until maturity, they may be classified as held-to-maturity. Investment and mortgage-backed securities identified as held-to-maturity are carried at cost, adjusted for amortization of premium and accretion of discount, which are recognized as adjustments to interest income. Debt securities to be held for indefinite periods of time, but not necessarily to maturity are classified as available-for-sale. Such debt securities are carried at estimated fair value and unrealized gains and losses, net of related tax effect, are excluded from earnings, but are included as a separate component of stockholders’ equity. Refer to Note 4, Securities, to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019.

Our principal executive office is located at 110 West Front Street, Red Bank, New Jersey 07701 and our telephone number is (732) 240-4500. We maintain a website at www.oceanfirst.com. The information on our website is not incorporated by reference in this prospectus or any accompanying prospectus supplement, and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

RISK FACTORS

Investing in our securities involves risk. See the risk described below in addition to the risk factors in our most recent Annual Report on Form 10-K (together with any material changes thereto contained in subsequently filed Quarterly Reports on Form 10-Q) and those contained in our other filings with the SEC that are incorporated by reference in this prospectus and any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement. These risks could materially affect our business, financial condition or results of operations and cause the value of our securities to decline. You could lose all or part of your investment.

        The outbreak of the novel coronavirus (“COVID-19”), or an outbreak of other highly infectious or contagious diseases, could adversely impact certain industries in which the Company’s customers operate and impair their ability to fulfill their obligations to the Company. Further, the spread of the outbreak could lead to an economic recession or other severe disruptions in the U.S. economy and may disrupt banking and other financial activity in the areas in which the Company operates and could potentially create widespread business continuity issues for the Company.

The Company’s business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions. The spread of highly infectious or contagious diseases could cause severe disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt the Company’s operations and if the global response to contain COVID-19 escalates or is unsuccessful, the Company could experience a material adverse effect on its business, financial condition, results of operations and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally or a disruption in the services provided by the Company’s vendors. Disruptions to our customers could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans, declines in wealth management revenues, negatively impact regional economic conditions, result in declines in local loan demand, liquidity of loan guarantors, loan collateral (particularly in real estate), loan originations and deposit availability and negatively impact the implementation of our growth strategy. The Company relies upon its third-party vendors to conduct business and to process, record, and monitor transactions. If any of these vendors are unable to continue to provide the Company with these services, it could negatively impact the Company’s ability to serve its customers. Furthermore, the outbreak could negatively impact the ability of the Company’s employees and customers to engage in banking and other financial transactions in the geographic areas in which the Company operates and could create widespread business continuity issues for the Company. The Company also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in our market areas. Although the Company has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

USE OF PROCEEDS

Except as otherwise set forth in any accompanying prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes, including the financing of our operations, the possible repayment of indebtedness, and possible business acquisitions.

Unless set forth in an accompanying prospectus supplement, we will not receive any proceeds in the event that securities are sold by a selling securityholder.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock, depositary shares, debt securities, warrants and units that may be offered and sold from time to time. These summary descriptions are not meant to be complete descriptions of each security. However, at the time of an offering and sale, this prospectus together with the accompanying prospectus supplement will contain the material terms of the securities being offered.

DESCRIPTION OF CAPITAL STOCK

General

The following summary description of our capital stock is based on the provisions of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation, as amended, and our bylaws, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the DGCL, as it may be amended from time to time, and to the terms of our certificate of incorporation and bylaws, as each may be amended from time to time, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” As used in this “Description of Capital Stock,” the terms “OceanFirst Financial Corp.,” “OceanFirst,” the “Company”, “we,” “our” and “us” refer to OceanFirst Financial Corp., a Delaware corporation, and do not, unless otherwise specified, include our subsidiaries.

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The number of authorized shares of any class may be increased or decreased by an amendment to our certificate of incorporation proposed by our board of directors and approved by a majority of voting shares voted on the issue at a meeting at which a quorum exists.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2019, there were (i) 51,991,856 shares of OceanFirst common stock issued and 50,405,048 shares outstanding, (ii) 1,586,808 shares of OceanFirst common stock held in treasury, (iii) 104,611 shares of OceanFirst common stock reserved for issuance in respect of awards of restricted OceanFirst common stock or 261,527 shares upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (iv) 27,339 shares reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank, (v) 2,000,000 shares reserved for issuance under the proposed 2020 Stock Incentive Plan adopted by the Board in December 2019 but remains subject to stockholder approval, and (vi) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.

OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions

OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.

Voting Rights

The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, holders of common stock are entitled to one vote per share and do not have any right to cumulate votes in the election of directors. OceanFirst’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in OceanFirst’s certificate of incorporation limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.

Liquidation Rights

In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights

Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.

Restrictions on Ownership

Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the BHC Act would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the Federal Reserve Board before acquiring more than 5% of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the FRB before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who

(a) owns, controls or has the power to vote 25% or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2019, there were no shares of OceanFirst preferred stock outstanding. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Other Agreements

Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary and it is qualified by reference to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law.

Blank Check Preferred Stock

The Certificate of Incorporation authorizes 5,000,000 undesignated shares of preferred stock and permits our Board of Directors to issue preferred stock with rights or preferences that could impede the success of any attempt to change control of the Company. For example, our Board of Directors, without stockholder approval, may create or issue preferred stock with conversion rights that could adversely affect the voting power of the holders of our common Stock as well as rights to such preferred stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to common Stock, and, as a result, the issuance thereof could depress the market price of our common Stock.

No Cumulative Voting

The Certificate of Incorporation and the Bylaws do not provide holders of our common stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of our shares of common stock from obtaining representation on our Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of our stockholders, the assumption of control by a holder of a large block of our stock or the removal of incumbent management.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

The Bylaws require stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Secretary at our principal executive offices not less than ninety (90) days prior to the date of the annual meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in the Bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of the Company’s stockholders.

Business Combinations with an Interested Stockholder

OceanFirst is also subject to Section 203 of the DGCL. Section 203 prohibits the Company from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

•	prior to such date, the Company’s board of directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

•

the business combination is approved by the Company’s board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203, an “interested stockholder” is defined as an entity or person beneficially owning 15% or more of the Company’s outstanding voting stock, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder.

Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

In addition, OceanFirst’s certificate of incorporation provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the 10% voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (1) any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; (2) an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst; or (3) an assignee of shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or the Company.

Listing

Our common stock is listed on the Nasdaq under the symbol “OCFC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporation Issuer Solutions, Inc..

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary receipts representing fractional shares of our preferred stock, rather than full shares of preferred stock. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share.

The description in an accompanying prospectus supplement of any depositary shares we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable depositary agreement, which will be filed with the SEC if we offer depositary shares. For more information on how you can obtain copies of any depositary agreement if we offer depositary shares, see “Where You Can Find More Information.” We urge you to read the applicable depositary agreement and any accompanying prospectus supplement in their entirety.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Withdrawal of Preferred Stock

Except as may be provided otherwise in an accompanying prospectus supplement, upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of withdrawn preferred stock may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

DESCRIPTION OF DEBT SECURITIES

We may offer debt securities in one or more series, which may be senior debt securities or subordinated debt securities and which may be convertible into another security.

The following description briefly sets forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms and provisions may apply to the debt securities, will be described in an accompanying prospectus supplement. Unless otherwise specified in an accompanying prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and Wilmington Trust, National Association, as trustee, or such other trustee named therein. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939 (“TIA”). You should read the summary below, any accompanying prospectus supplement and the provisions of the indenture in their entirety before investing in our debt securities.

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include, among others, the following:

•	the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount of such series;

•	any applicable subordination provisions for any subordinated debt securities;

•	the maturity date(s) or method for determining same;

•	the interest rate(s) or the method for determining same;

•

the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest will be payable in cash, additional securities or some combination thereof;

•	whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;

•	redemption or early repayment provisions;

•	authorized denominations;

•	if other than the principal amount, the principal amount of debt securities payable upon acceleration;

•	place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon the company may be made;

•	the form or forms of the debt securities of the series including such legends as may be required by applicable law;

•

whether the debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;

•	whether the debt securities are secured and the terms of such security;

•	the amount of discount or premium, if any, with which the debt securities will be issued;

•	any covenants applicable to the particular debt securities being issued;

•	any additions or changes in the defaults and events of default applicable to the particular debt securities being issued;

•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination and release of the guarantees), if any;

•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, the debt securities will be payable;

•	the time period within which, the manner in which and the terms and conditions upon which we or the holders of the debt securities can select the payment currency;

•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;

•	any restriction or conditions on the transferability of the debt securities;

•	provisions granting special rights to holders of the debt securities upon occurrence of specified events;

•	additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;

•

provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and

•

any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series of debt securities).

General

We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.

We will describe in an accompanying prospectus supplement any other special considerations for any debt securities we sell that are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked will be described in an accompanying prospectus supplement.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in an accompanying prospectus supplement.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in an accompanying prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

Unless we inform you otherwise in an accompanying prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in an accompanying prospectus supplement. Unless and until a global security is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our common stock, shares of preferred stock or our debt securities. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement that we will enter into with a bank or trust company, as warrant agent, as detailed in an accompanying prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation, or agency or trust relationship, with you.

The prospectus supplement relating to a particular issue of warrants will describe the terms of those warrants, including, when applicable:

•	the offering price;

•	the currency or currencies, including composite currencies, in which the purchase price and/or exercise price of the warrants may be payable;

•	the number of warrants offered;

•	the exercise price and the amount of securities you will receive upon exercise;

•	the procedure for exercise of the warrants and the circumstances, if any, that will cause the warrants to be automatically exercised;

•	the rights, if any, we have to redeem the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the warrants will expire;

•	the name of the warrant agent; and

•	any other material terms of the warrants.

After warrants expire they will become void. The prospectus supplement may provide for the adjustment of the exercise price of the warrants.

Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in an accompanying prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

The description in an accompanying prospectus supplement of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of any warrant agreement if we offer warrants, see “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and any accompanying prospectus supplement in their entirety.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	the terms of the unit agreement governing the units;

•	United States federal income tax considerations relevant to the units; and

•	whether the units will be issued in fully registered global form.

The description in an accompanying prospectus supplement of any unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of any unit we may offer, see “Where You Can Find More Information.” We urge you to read the applicable purchase contract or applicable purchase unit and any accompanying prospectus supplement in their entirety.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Exchange Act which are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We or the selling securityholders may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters for resale to purchasers;

•	directly to purchasers;

•	through agents or dealers to purchasers; or

•	through a combination of any of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and any accompanying prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and any accompanying prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any accompanying prospectus supplement.

We will identify the specific plan of distribution in a prospectus supplement, including:

•	the terms of the offering;

•	the names of the underwriters, dealers, agents or direct purchasers and their compensation;

•	the purchase price of the securities and the net proceeds we will receive from the sale;

•	any delayed delivery obligations to take the securities;

•	the nature of the underwriters’ obligations to take the securities;

•	any securities exchange or market on which the securities may be listed; and

•	other facts material to the transaction.

Underwriters, dealers and agents

If we use underwriters in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If we use an underwriting syndicate, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

If dealers are used in an offering, we may sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers or agents and their associates may engage in other transactions with and perform other services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Direct sales

We may sell securities directly to one or more purchasers without using underwriters or agents

At-the-market offerings

We may also sell the securities offered by any applicable prospectus supplement in “at-the-market offerings” within the meaning of Rule 415 of the Securities Act of 1933, to or through a market maker or into an existing trading market, on an exchange or otherwise.

Trading markets and listing of securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which are listed on NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization activities

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, from us in the offering. If the underwriters have an over-allotment option to purchase additional securities from us, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

LEGAL MATTERS

Unless otherwise indicated in any accompanying prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will be advised about legal matters by their own counsel, which will be named in an accompanying prospectus supplement.

EXPERTS

The consolidated financial statements as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, included in our Annual Report on Form 10-K for the year ended December 31, 2019, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

$

% Fixed-to-Floating Rate Subordinated Notes due 2030

PROSPECTUS SUPPLEMENT

April    , 2020